FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 7, 2004

Commission File Number 1-4620

Crystallex International Corporation
(Translation of registrant’s name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Management Discussion and Analysis
Of Financial and Operating Results
(in United States dollars, unless otherwise noted)

2003 Highlights

•	Positive Feasibility Study for the Las Cristinas gold project completed by SNC – Lavalin Engineers and Constructors Inc. (SNCL).

•	Strengthened senior management with the hiring of Todd Bruce as President and Chief Executive Officer and Ken Thomas as Chief Operating Officer. Closed the Vancouver office and consolidated the Company’s management and administrative operations at its new Toronto head office.

•	Received bids by year end for Engineering, Procurement and Construction Management (EPCM) services for the development of Las Cristinas.

•	Reserves at December 31, 2003 of 10.6 million ounces of gold, including 10.2 million ounces at Las Cristinas.

•	Common share and special warrant financings in August and September 2003 raised gross proceeds of $38.2 million. Cash at December 31, 2003 of $26.2 million.

•	Policy to become hedge free. Reduced gold contracts in 2003 by 25%, or 122,000 ounces. In 2004, plan to buy back additional contracts in an amount at least equivalent to gold production for the year.

•	Sold the San Gregorio mining interests and related assets in Uruguay.

•	Net loss for the year of $61.5 million, or ($0.52) per share, inclusive of a non-hedge derivative loss of $16.5 million, or ($0.14) per share and a non-cash write-down of mineral properties of $17.5 million, or ($0.15) per share.

Subsequent to Year-End

•	In January and February, further strengthened management by recruiting three senior project development executives: Ron Colquhoun as Vice President Technical Services; Barney Burke as Corporate Manager, Projects; and John Binns as Vice President Environment.

•	On March 8, received approval of the Las Cristinas Feasibility Study from the Corporacion Venezolana de Guayana (CVG).

•	On March 25, awarded an EPCM contract to SNCL to provide services for the construction of Las Cristinas. The EPCM schedule is approximately twenty-four months. Detailed engineering has commenced.

•	On April 5, closed a common share financing of 25 million common shares at Cdn$4.00 per share for gross proceeds of Cdn$100 million. Net proceeds received of US$71.7 million will be used to fund the development of Las Cristinas.

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•	On April 15, submitted the Environmental Impact Study (EIS) for Las Cristinas to the CVG and the Ministry of the Environment and Natural Resources (MARN). Receipt of all required permits to start construction of Las Cristinas is expected later in 2004.

Overview

The Company recorded a number of significant achievements during 2003 and continues to make considerable progress in early 2004. A positive feasibility study, which was completed for the Las Cristinas project in September 2003, was approved by the CVG on March 8, 2004. The study confirmed the economic and technical viability of Las Cristinas using conventional open pit mining and carbon-in-leach (CIL) gold processing. Also during 2003, Requests for Proposals (RFPs) were prepared and issued to engineering firms to bid for EPCM services related to the construction of Las Cristinas. After a thorough evaluation process, SNCL was appointed on March 25, 2004 as the EPCM contractor for the Las Cristinas project. The project schedule, from detailed engineering through commissioning of the plant, is estimated to be approximately twenty-four months.

The EIS for Las Cristinas was recently revised in conjunction with the CVG. The permitting process was initiated with the submission of the final EIS to the CVG and the MARN on April 15, 2004. The Company is aiming to obtain interim approval during the summer to begin site preparation work and hopes to receive the final environmental and mining permits necessary to begin construction activities during the fourth quarter of 2004.

The Company has met all the required social commitments in the Las Cristinas Mining Operating Agreement, (MOA) with the CVG. Local infrastructure projects, including building thirty new houses, installing new sewerage and water treatment facilities and road upgrading have been completed. The Company is also upgrading a medical clinic and providing medicine on a monthly basis. As required under the MOA, Crystallex has employed 125 local residents at the project and is providing ongoing job training programs.

Crystallex started an infill drill program at Las Cristinas during the first quarter of 2004 with the aim of upgrading some of the inferred resources to measured and indicated resources, which is expected to add to reserves.

In the third quarter of 2003, the Company sold its San Gregorio mine in Uruguay to Uruguay Mineral Explorations Inc. (UME). The transaction was very positive for the Company, as UME assumed all obligations and liabilities, including closure and environmental obligations, as well as funding the closing of the San Gregorio gold forward sale position of 37,640 ounces. UME will also pay Crystallex sale proceeds of $2.0 million during 2004.

The sale of the San Gregorio assets advanced the Company’s objective of reducing its gold hedge book. During 2003, the Company reduced its forward sales and call options sold by 122,000 ounces. This was accomplished through the San Gregorio sale, a buyback of 25,000 ounces of forward sales contracts and by delivering gold production into forward contracts. The Company had approximately 350,000 ounces of forward sales and call options sold at the end of 2003 at an average price of $304 per ounce. During 2004, the Company intends to close additional contracts through financial settlements.

By the end of the third quarter 2003, the Company had considerably improved its cash position. Gross proceeds of US$38.2 million were raised in two special warrant financings in August and September. A portion of the proceeds were used for immediate capital investments at our existing Tomi mines and Revemin mill and quickly contributed to the improved operating performance during the fourth quarter of the year. Gold production of 15,200 ounces in the fourth quarter accounted for 43% of total gold production of approximately 35,200 ounces from the Venezuelan operations in 2003. In 2004, the Company expects to produce about 50,000 ounces of gold.

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The Company’s cash position was further strengthened with the Cdn$100 million common share financing subsequent to year-end. These proceeds will allow the Company to advance with engineering, equipment purchasing and start development of Las Cristinas during 2004. The total financing requirement for Las Cristinas is estimated at approximately US$340 million, including US$39 million of refundable VAT, a cost overrun requirement to support our guarantee of a planned project debt financing, interest during the construction period and various financing fees. Currently, the Company expects to finance the construction of Las Cristinas with a combination of equity and project debt.

Financial Results Overview

	2003	2002	2001

Operating Statistics
Venezuela Gold Production	35,244	27,791	42,690
Uruguay Gold Production[1]	41,729	66,832	66,957
Total Gold Production (ounces)	76,973	94,623	109,647
Total Cash Cost Per Ounce Sold[2,3]	US$378	US$346	US$178
Average Realized Price Per Ounce [3]	US$363	US$310	US$242
Average Spot Gold Price Per Ounce	US$363	US$310	US$271

Financial Statistics ($ thousands)
Revenues[3]	$11,329	$8,523	$10,404
Cash Flow from Operating Activities [3,5]	($26,539)	($2,936)	$2,765
Net Loss[4]	($61,486)	($36,134)	($27,659)
Net Loss per Basic Share[4]	($0.52)	($0.43)	($0.40)
Weighted Average Number of Common Shares Outstanding	118,309,198	84,441,287	69,117,738

1Includes nine months production from San Gregorio in 2003. On the Financial Statements, San Gregorio is accounted for as a Discontinued Operation.
2 This is a non-GAAP measure. For an explanation of Total Cash Costs refer to the section of Non-GAAP measures.
3 From continuing operations only (excludes San Gregorio).
4 Restated to reflect adjustment for 2002 and 2003 as outlined in Note 3 of the December 31, 2003 consolidated financial statements.
5Includes Working Capital changes, before capital expenditures.

During 2003, the Company incurred a net loss of $61.5 million, or $0.52 per share as compared with a net loss of $36.1 million, or $0.43 per share in 2002. The larger net loss in 2003 was primarily attributable to a non-cash charge of $17.5 million for a write-down of mineral properties, (of which $14.3 million relates to the La Victoria property), an increase in general and administrative expenses from $5.8 million to $16.4 million, and a foreign exchange loss of $3.5 million. The foreign exchange loss was due to the impact of the weakening of the U.S. dollar on the Company’s Canadian dollar obligations. These items were partially offset by a reduction in the non-hedge derivative loss to $16.5 million in 2003 as compared with a $22.3 million loss in 2002.

Revenue on our Statement of Operations represents revenue from the Venezuelan operations only, as San Gregorio is accounted for as a Discontinued Operation. Revenue in 2003 was $11.3 million, as compared with $8.5 million in 2002. The increase in revenue is attributable to selling more ounces of gold in Venezuela at a higher average realized price. Gold sales in 2003 were 30,632 ounces at an average realized price of US$363 per ounce, as compared with 28,088 ounces in 2002 at an average realized price of US$310 per ounce.

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Operating cash flow from continuing operations, before capital expenditures, was a utilization of $26.5 million in 2003, as compared with a utilization of $2.9 million in 2002. Higher general and administrative expenses, cash used to reduce the gold hedge book and a greater use of cash related to working capital changes were the main reasons for a larger operating cash flow deficit in 2003.

Financing activities increased during 2003. The Company raised approximately $55 million during the year, primarily with special warrant financings. The financings in 2003 and the April 2004 common share financing for gross proceeds of Cdn$100 million have considerably improved the Company’s liquidity.

Income Statement

Production and Gold Sales Revenue

	2003	2002

Gold Production (ounces)
San Gregorio[1]	41,729	66,832
La Victoria	5,564	22,548
Tomi Open Pit	24,360	2,347
Tomi Underground	2,753	0
Purchased Material	2,567	2,896
Total	76,973	94,623

Total Cash Costs (US$/ounce)
San Gregorio	$276	$237
Venezuela	$378	$346
Company Average	$323	$269

1 Figures are for the nine months of 2003 that Crystallex owned San Gregorio.
2 Ore from Tomi, La Victoria and Purchased material is processed at the Company’s Revemin mill.

In 2003, the Company produced almost 77,000 ounces of gold, about 18,000 ounces less than the 95,000 ounces produced in 2002. The decrease was due to selling the San Gregorio mine at the end of the third quarter of 2003, although this was partially offset by higher gold production in Venezuela. Gold production in Venezuela was approximately 35,000 ounces in 2003, a 25% increase over the 28,000 ounces produced in 2002. There was a considerable improvement in operating performance during the final quarter of 2003, with gold production reaching 15,200 ounces, as compared with 4,300 ounces in the first quarter. This was attributable primarily to increasing mill throughput resulting from capital investments in equipment and spare parts, as well as from higher ore grades and gold recoveries. The Revemin mill operated at 98% of its 1,350 tonne per day capacity during the fourth quarter of 2003, up from only 55% in the first quarter of the year. Gold recovery, which averaged 84% for the year, was 92% in the fourth quarter. The grade of ore processed at the Revemin mill during the fourth quarter averaged 4.2 grams per tonne, as compared with 3.5 grams per tonne for the full year and 3.0 grams per tonne in 2002.

Tomi

Tomi was the Company’s main producing concession in 2003, accounting for about 77% of Venezuelan production. Tomi produced 27,113 ounces in 2003, of which 24,360 ounces were from the Milagrito and Mackenzie open pit mines and the balance of 2,753 ounces were from the new Charlie Richards underground mine.

Almost all of the Company’s forecast gold production of 50,000 ounces in 2004 will come from the Tomi concession. Mining will be conducted at the Milagrito and Mackenzie open pits and the Charlie Richards underground mine. The open pit reserves at Tomi are forecast to be depleted during 2005.

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Production at the Charlie Richards underground mine is expected to reach design levels of about 200 tonnes of ore per day by the third quarter of 2004. At full operation, annual gold production from the underground mine is forecast to range between 10,000 and 17,000 ounces per year for approximately four years at current estimated reserves of 68,000 ounces of gold. Total cash costs are forecast to average US$175 per ounce.

The Company has forecast capital expenditures of approximately $2.0 million for the Tomi concession during 2004.

La Victoria

The La Victoria deposit contains a significant quantity of sulphide refractory ore, which results in low gold recoveries when processed at the Revemin mill, which is a conventional cyanide-in-leach plant. The recovery of gold from La Victoria ore averaged only 54% during the third quarter of 2003 and 68% for the first nine months of the year. As a consequence, the production of ore has been suspended at La Victoria while the Company assesses the viability of treating the refractory ore in a Bio-Oxidation circuit prior to cyanide leaching. The Company is currently conducting a Bio-Oxidation pilot plant test on a twenty tonne sample of ore from La Victoria. Due to a lack of capital in the past, data from previous drilling is insufficient to accurately confirm the full extent of La Victoria’s reserve potential. Consequently, an infill drill program is underway to better determine the size and grade of the deposit. Production will resume at La Victoria if the Bio-Oxidation process is technically viable and the project generates an acceptable economic return. A decision will likely be made in the third quarter of 2004.

The Company wrote-down its entire $14.3 million carrying value of La Victoria in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Nevertheless, based on positive preliminary Bio-Oxidation testwork and geological interpretations, the Company is optimistic that La Victoria can be restored to economic viability.

Gold Sales

The Mining Revenue line on the Statement of Operations of the Company only includes gold sales from our Venezuelan mines, as the San Gregorio mine in Uruguay was sold at the end of the third quarter of 2003 and is accounted for as a Discontinued Operation. Gold sales were 30,632 ounces in 2003 from operations in Venezuela. This is less than production of 35,244 ounces as approximately 4,900 ounces of gold produced in December 2003 were not sold until after year-end. Including gold sales from San Gregorio of 39,562 ounces, total gold sales for the year were 70,194 ounces.

Spot gold prices averaged US$363 per ounce in 2003, up from US$310 in 2002. In Venezuela, all our gold is sold to the Central Bank and the Company receives the prevailing spot gold price. During 2003, we received an average price of US$363 per ounce for our Venezuelan gold sales. This generated revenue on our Statement of Operations of $11.3 million during 2003.

Most of the gold sales from Uruguay were delivered against forward sales positions and the Company realized an average price of US$297 per ounce on gold sales from Uruguay.

In 2004, the Company expects to continue to sell all gold production to the Venezuelan Central Bank and realize the spot price of gold on these sales. Gold sales proceeds are received in local currency and will be utilized to fund ongoing operations and capital projects in Venezuela.

Operating Expenses

The Company’s total cash costs of production include mining, processing, mine administration, royalties and production taxes and excludes corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs, exploration and reclamation accruals.

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The Company’s cost of sales for 2003 were $11.8 million as compared with $9.7 million in 2002, as more ounces of gold were produced and sold in 2003 than in 2002. Gold sales from continuing operations were 30,632 ounces in 2003, as compared with 28,088 ounces in 2002. The total cash costs per ounce of gold sold from Venezuela was US$378 per ounce in 2003, however when gold production from discontinued operations (Uruguay) is included, the Company’s total cash costs were US$323 per ounce. Operating costs in Venezuela were high during the first nine months of 2003, particularly in the first quarter when they averaged US$460 per ounce. The high costs were primarily a result of low gold recoveries at La Victoria. Gold production improved materially by year end as mining was entirely conducted at the Tomi concession, which is higher grade and yields higher gold recoveries than experienced at La Victoria.

General and Administrative Expenses

General and Administrative (G&A) expenses totalled $16.4 million during 2003, as compared with about $5.8 million in 2002. Compensation, including salaries and bonuses, comprised the largest component of G&A during 2003, at about $5.3 million. Other significant G&A expense categories included legal and audit fees of $2.7 million, advisory and consulting fees of about $2.1 million, Caracas office G&A of $1.4 million and insurance of $0.9 million.

G&A expenses in 2003 were approximately $10.6 million higher than in 2002. During the year the Company incurred unusual and one-time expenses in respect of: special one-time bonus payments to officers and directors related to the consummation of the Las Cristinas mining agreement; bonus and success fees paid to various Venezuelan litigation and other legal counsels; professional fees related to responding and satisfying questions raised during an ongoing regulatory review; successful completion of several financings and office closures with related consolidation costs. At least $3.6 million of such costs represent one-time expenditures. In addition, the Company has significantly added to its senior staff in contemplation of the commencement of the financing and construction of the Las Cristinas project, further increasing G&A expenditures. Crystallex anticipates that the level of the G&A expenses for 2004 will approximate 2003 amounts less the one time charges discussed above.

The largest component of the $10.6 million increase was bonus payments, which were $2.1 million higher in 2003 as compared with 2002. Included in the $2.1 million increase are $0.9 million of special bonuses paid in September 2003 to management and directors of the Company and $0.8 million of success fees paid to the Company’s Venezuelan legal counsel, all as one-time payments specifically in recognition of their commitment of time and effort on behalf of the Company, over several years, in successfully consummating the Las Cristinas mining operation agreement. The payments were approved by an independent compensation committee of the Board of Directors. There will be no further bonuses paid to legal counsel, management and directors relating to the consummation of the Las Cristinas mining agreement. There, however, may be future bonuses paid to these individuals based on different criteria.

Advisory fees accounted for $1.6 million of the increase of G&A expenditures in 2003 as compared with 2002. The two principal advisory fees were related to the engagement of an investment bank to provide corporate advisory services and for the engagement of a project finance debt advisor for Las Cristinas. Other G&A areas that had material increases during 2003 included legal and audit fees, which increased by $1.5 million and insurance which increased by $0.8 million.

Forward Sales and Written Call Options

The Company has adopted a policy to become hedge free as we hold the view that the market ascribes a discount to derivatives. The Company plans to eliminate its existing economic derivative commitments, which consist of call options sold and forward sales contracts. This will be accomplished by repurchasing forward sales and call option contracts at opportune times. To facilitate this approach, the Company plans to negotiate with its counterparties to move certain commitments to future periods.

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The Company made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was mainly accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately US$74 per ounce or US$1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year-end, the Company’s contracted ounces represented just 3% of our reserves.

As tabled below, at December 31, 2003, the Company’s derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 224,169 ounces of call options sold at an average price of US$303 per ounce.

	2004	2005	2006	Total

Fixed Forward Gold Sales (ounces)	43,430	42,430	39,996	125,856
Average Price (US$/ounce)	$300	$305	$310	$305
Written Gold Call Options (ounces)	127,237	94,932	2,000	224,169
Average Exercise Price (US$/ounce)	$298	$309	$348	$303
Total (ounces)	170,667	137,362	41,996	350,025
Average Price (US$/ounce)	$299	$308	$312	$304

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company’s metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interests rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact the Company’s cash flow. Should Crystallex be unable to satisfy its commitments from gold production it would be required to financially settle the underlying positions which will impact future cashflows thereby reducing its cash position. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $13.8 million. In addition, realized losses of $1.6 million arising from financial settlement of contracts were also recognized.

Mark-to-Market (Fair Value)

At December 31, 2003, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at a year end spot price of US$415 per ounce was negative $40.7 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year-end and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

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In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the contracts financially, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle contract positions in excess of planned production. The analysis assumes and Crystallex believes its reasonably likely that Crystallex proceeds with a Bio Oxidation operation at La Victoria, and that the Albino mine is developed on schedule. The analysis excludes future Las Cristinas production. It also assumes the Company is unable to roll existing contracts to future periods. The December 31, 2003 spot gold price of US$415 per ounce is used.

US$ millions	2004	2005	2006	Total

Total ounces Committed	170,667	137,362	41,996	350,025
Planned Production	50,000	75,000	65,000	190,000
Excess Committed Ounces	120,667	62,362	nil	183,029
Average Committed Price (US$/oz)	$299	$308	$312	$302[1]
Average Assumed Spot Price (US$/oz)	$415	$415	$415	$415
Cash Required to Settle Excess Positions	$14.0	$6.7	nil	$20.7
Unrealized Mark to Market Fair Value	$20.2	$15.7	4.8	$40.7

1Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

In the event that there is no production from La Victoria and Albino mines we estimate that total ounces that we would expect to produce in 2004 – 2006 would be reduced by 81,000 ounces thereby adding $9.3 million to the cash required to settle the cash position.

Write-down of Mineral Properties

The Company annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and where the cash flows are less, a write-down to estimated fair value is recorded. In 2003, Crystallex incurred mineral property write-downs of $17.5 million. Management concluded that the undiscounted cash flow from currently estimated reserves at the La Victoria property, determined using a US$325 per ounce gold price and preliminary capital and operating cost estimates for a Bio-Oxidation plant, would be insufficient to recover the carrying value of the property. In accordance with Canadian GAAP, the Company wrote-down the value of the La Victoria property by $14.3 million, reducing the carrying value to zero. A lack of capital in the past prevented the Company from undertaking a comprehensive drill program to determine the full extent of La Victoria’s reserve potential. The Company is presently drilling at La Victoria and expects to have a revised reserve estimate during the third quarter of 2004. In addition, the Company will soon be conducting a Bio-Oxidation pilot plant test to confirm the amenability of the La Victoria ore to the Bio-Oxidation process.

The remaining $3.2 million balance of the $17.5 million of mineral property write-downs is related to various exploration properties, principally the Santa Elena property in Venezuela.

Liquidity and Capital Resources

Historically, the Company’s principal source of liquidity has been equity and equity-equivalent forms of financings as the Company’s operations have not generated sufficient cash to meet its operating requirements and planned capital expenditures. The Company anticipates capital needs of approximately $350 million over the next two years, related to developing Las Cristinas and for capital projects at existing operations. In addition, over the same period, the Company forecasts cash requirements of between $30 million to $40 million to cover general and administrative requirements, debt service and operating cash flow deficits. Crystallex will continue to rely on the equity markets for meeting its commitments and planned expenditures and also intends to access the project debt finance market to meet a portion of the expected capital expenditures for the development of Las Cristinas.

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The Company intends to finance the development of Las Cristinas with a combination of equity and project finance debt. On April 5, 2004, Crystallex closed an offering of 25 million shares priced at CDN$4.00 per share for gross proceeds of CDN$100 million. The proceeds will primarily be used to fund the development of Las Cristinas. To advance the Las Cristinas project to commercial production, the Company currently expects to issue equity or arrange other forms of financing later this year or in early 2005 and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. There can be no assurance that these financing arrangements will be available, or available on terms acceptable to the Company.

Working Capital

At December 31, 2003, the Company’s working capital position improved significantly to $3.6 million from negative $12.3 million at December 31, 2002. The increase was due to common share and warrant financings during the third quarter of 2003, which raised aggregate gross proceeds of $38.2 million. The Company’s cash position at December 31, 2003 was $26.2 million. Furthermore, the recent Cdn$100 million common share financing has considerably enhanced the Company’s liquidity.

Cash Flow from Operations

Operating cash flow (after working capital changes and before capital expenditures) was a utilization of $26.5 million in 2003. A cash flow deficit was incurred as revenues from gold sales were offset by direct operating costs of production, consequently there was no cash flow to provide for general and administrative expenses, interest expenses and working capital changes.

The deficit of $26.5 million in 2003 was $23.6 million higher than the deficit of $2.9million in 2002. The increase was mainly due to an $8.1 million increase in General and Administrative cash expenditures (a portion of G&A expenses in 2003 were paid in shares and warrants of the Company) and a $6.8 million increase in cash used for changes in working capital items. Also, the Company spent $1.6 million on reducing its gold forward sales positions during the year, including a buyback of 25,000 ounces of forward sales contracts at a spot price of US$372 per ounce.

The Company expects to have a cash flow deficit of approximately $15 million in 2004 as cash flow from the operations will be insufficient to fund general and administrative expenses, debt service and cash obligations related to the Company’s gold hedge book.

Investing Activities

The Company’s principal investing activities are for capital expenditures at its operations.

Capital expenditures during 2003 totalled $9.0 million, as compared with $27.0 million in 2002. The reduction in capital spending was largely due to reduced expenditures at Las Cristinas. Expenditures at Las Cristinas were $23.8 million in 2002 and included a $15.0 million payment to the CVG under the terms of the Mining Operating Agreement. The investments in 2003 were principally for the Las Cristinas project ($7.1 million), including the costs for the Feasibility Study, maintaining the camp and completing the social development infrastructure programs. The balance of the capital expenditures were related to the operating mines in Venezuela.

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The Company is planning significant capital expenditures in 2004 and 2005, mainly for the development of the Las Cristinas project. The timing of these expenditures will be determined by our ability to raise both equity and debt financing. Capital expenditures during 2004 are estimated at approximately $88 million as follows: Las Cristinas-$80 million; Tomi-$2 million; Revemin Mill-$3 million and Albino-$3 million.

If the Company proceeds with the construction of a Bio Oxidation plant at Revemin for processing La Victoria ore, it is presently estimated that capital expenditures of approximately $11.6 million will be required for the plant and for development work at the La Victoria mine. These expenditures would largely be incurred in 2005.

It is expected that the projected operating deficit and capital expenditure requirements for 2004 will be funded with the proceeds from the Cdn$100 million equity financing and from cash on hand of $26.2 million at December 31, 2003. As noted, to complete the development of Las Cristinas, the Company currently expects to issue equity or arrange other forms of financing later in 2004, or in early 2005 and anticipates closing a project finance debt transaction in 2005.

The Company expects to realize cash proceeds of $2.0 million from the sale of the San Gregorio mine in 2004. The first instalment of $1.0 million was received by the Company on April 14, 2004.

Financing Activities

During 2003, the Company raised net financing proceeds of $55 million, of which $44.8 million were proceeds from five special warrant financings throughout the year, $7.1 million were proceeds from the issuance of common stock and $3.1 million were proceeds from a convertible note financing. The convertible notes were converted into common shares during the fourth quarter of 2003. Refer to Note 9 of Notes to the Financial Statements for details of the special warrant financings.

In addition, common shares were issued during the year for the following main activities: on the exercise of warrants and special warrants (22.1 million shares); upon the conversion of convertible notes (17.0 million shares); for bank loan repayments (2.3 million shares); for legal fees (1.3 million shares) and for financial advisory fees (350,000 shares). The Company also issued warrants and special warrants during 2003 for the following main activities: 13.9 million warrants and special warrants issued for cash; 900,000 common share warrants issued for consulting fees and 450,000 warrants issued as part of the convertible note financing noted above. Payment of various fees in common shares during the first nine months of 2003 reflects the Company’s previous lack of liquidity. Equity financings during the past six months (including the recent CDN$100 million common share financing) have significantly improved the Company’s liquidity and it is now the Company’s intention to use cash rather than common shares to meet its obligations.

Debt repayments were $1.6 million during 2003. At year end, the Company’s total debt outstanding was $7.5 million. The debt is a term loan with Standard Bank London Limited secured by certain of the Company’s assets (excluding Las Cristinas). The loan bears interest at approximately 2.5% over Libor with principal payments due semi-annually until 2006. Total debt was reduced from $21.6 million at year end 2002, principally by issuing common shares upon the conversion of convertible notes.

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Contractual Obligations and Commitments

The Company’s contractual obligations and commitments are tabled below:

	2004	2005	2006

Scheduled Debt Repayments	$1,030,000	$4,400,000	$2,058,000

Operating Lease Obligations	$157,800	$160,900	$153,200

Precious Metal Contracts:

Fixed Forward Contracts	43,430 oz @ an average of US$300/oz	42,430 oz @ an average of US$305/oz	39,996 oz @ an average of US$310/oz

Call Options Sold	127,237 oz @ an average of US$298/oz	94,932 oz @ an average of US$309/oz	2,000 oz @ an average of US$348/oz

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company’s only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

Related Party Transactions

During 2003, Crystallex entered into the following material transactions with related parties:

Legal Fees

•	Gomez Cottin & Tejera-Paris: Gomez Cottin & Tejera-Paris are the Company’s Venezuelan legal counsel. For a portion of 2003, Gomez Cottin & Tejera-Paris were considered a related party as Enrique Tejera-Paris, a principal of Gomez Cottin & Tejera-Paris, was a member of the Board of Directors of Crystallex. For the portion of the year that Gomez-Cottin & Tejera was a related party they were paid $2,779,498 for providing legal advice to Crystallex.
•	McMillan Binch LLP: McMillan Binch LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch LLP and is a member of the Board of Directors of Crystallex. During 2003, McMillan Binch LLP was paid $345,973 for providing corporate legal services to Crystallex.

Management and Consulting Fees

•	Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided advisory services to the Company during 2003, and of which Mr. Robert Fung is an employee. He is Chairman of the Board of Directors of Crystallex. During 2003, Orion was paid $861,120 for advisory services, (the payment was made in shares and warrants of the Company).
•	Osprey Capital Partners: During 2003, Crystallex paid $374,400 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung, which advice was unrelated to his role as Chairman of Crystallex.
•	Riccio Consulting: Dr. Luca Riccio is the Vice President, Exploration for Crystallex. He is paid under a consulting arrangement for his services and in 2003 his company, Riccio Consulting, received payments of $153,000.
•	Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and he is a member of the Board of Directors of Crystallex. During 2003, Crystallex paid $115,200 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to the Company.

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Directors Remuneration

•	Robert Fung: During 2003 Mr. Fung was paid $404,500, which was a one-time special bonus in recognition of Mr. Fung’s contribution over the years to successfully securing the Las Cristinas properties.
•	Harry Near: Harry Near is a member of the Board of Directors of Crystallex. During 2003 Mr. Near was paid $104,400, which was a one-time special bonus in recognition of Mr. Near’s contribution over the years to successfully securing the Las Cristinas properties.
•	David Matheson: David Matheson is a member of the Board of Directors of Crystallex. During 2003, Mr. Matheson was paid $54,000 for additional time and services as Chairman of the Audit Committee.

Outstanding Share Data

At April 12, 2004, 175,583,492 of common shares of Crystallex were issued and outstanding. In addition, at April 12, 2004 options to purchase 10,234,000 common shares of Crystallex were outstanding under the Company’s option plan and warrants to purchase 18,334,905 common shares of Crystallex were issued and outstanding.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of asset and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

The key estimate utilized in the preparation of financial statements is the price of gold.

In determining the economic viability/carrying value of a mining project, we use an estimate of the gold price over the term of the project. That estimate as of December 31, 2003, is currently US$325 per ounce which is conservative and lower than the $400 per ounce spot price of gold. Should the price of gold fall below $325 per ounce and be sustained for an extended period of time a trend, we would have to amend the estimated price used in our valuation assumptions. In the circumstances where the estimated gold price was US$270 per ounce, we would write off the carrying value of the current properties.

Other estimates include:

Revenue, cashflow from operations and non hedge derivative gain/(loss) are determined utilizing the actual gold price at the date of the transaction. There is no impact from the estimated gold price on these amounts.

Crystallex currently is in compliance with existing legislation regarding site closures, remediation and reclamation obligations in Venezuela where it operates. We cannot determine what financial impact we would face if existing legislation or regulations change.

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Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cashflows are less than the carrying amount.

Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Commodity Derivative Contracts

The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions deferred credit and deferred charge, at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as an unrealized non-hedge derivative loss/gain.

Non GAAP Measures

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

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Total cash costs per ounce sold may be reconciled to our Statement of Operations as follows:

	2003	2002	2001

Operating Costs per Financial Statements	11,783,185	9,722,636	7,602,900
By-Product Credits	—	—	—
Reclamation and Closure Costs	—	—	—
Operating Costs for Per Ounce Calculation	11,783,185	9,722,636	7,602,900

Ounces Sold	30,632	28,088	42,690
Total Cash Cost Per Ounce Sold	US$378	US$346	US$178

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful development and integration of Company assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company presents and updates in its public filings risk factors that it considers relevant and material to its business at the time of filing. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

Las Cristinas Properties

Under Venezuelan mining law, all mineral deposits belong to the Republic of Venezuela and are assets of public domain. Mining activities are considered to be of national interest and the Ministry of Energy and Mines (“MEM”) is the government branch empowered under Venezuelan mining law to administer and control all mining activities in the country. Mining may be carried on in only two ways: (a) through a mining concession granted by MEM to a third party or (b) directly by the government when, based upon public interest and pursuant to a decree, it reserves to itself specific minerals or areas to explore and exploit. While direct governmental exploitation requires that the government maintain ownership of the mineral, it does not require that it retain the administration of its development, exploitation and sale.

The rights of the Corporation to develop the Las Cristinas Deposits are derived from: (a) a presidential decree which authorized the MEM to contract for the exploitation of the Las Cristinas Deposits and an agreement between the MEM and the CVG authorizing the CVG to enter into a mine operation agreement with a third party and (b) a mine operation agreement between the CVG and the Corporation dated September 17, 2002 (the “Agreement”). Under the terms of the Agreement, the administration of the Las Cristinas Deposits relating to gold, including its exploration, development, exploitation, commercialization and sale, have been granted exclusively to the Corporation as provided by the mining law of Venezuela.

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Alleged Claims of MINCA

In July 1991, the CVG entered into a shareholders’ agreement with Placer Dome which, among other things, granted Placer Dome the right to develop the Las Cristinas Deposits. Pursuant to that agreement, MINCA was incorporated to explore and, if economically feasible, exploit the Las Cristinas Deposits. In February 1992, the CVG, in accordance with the foregoing agreement, entered into a mining contract with MINCA (the “Minca Contract”). There was no gold produced by MINCA under the terms of the MINCA Contract and MINCA suspended its development activities. In August 2000, Placer Dome, by agreement with the CVG, was given until July 15, 2001 to engage an investment bank to attempt to find an approved buyer or joint venture partner to put the Las Cristinas Deposits into production. On or about July 13, 2001, Placer Dome purported to transfer its interest in MINCA to Vannessa Ventures Ltd. (“Vannessa”) by transferring to Vannessa its share interest in Placer Dome de Venezuela C.A., a Venezuelan holding company which in turn held the controlling interest in MINCA. The CVG and the MEM have refused to recognize the transfer as a result of change of control restrictions in the shareholders’ agreement. Subsequent to July 15, 2001, the CVG declared the MINCA Contract in default and gave notice to MINCA of the requisite cure period. After the end of the cure period, with the default still not cured, the CVG immediately instituted the necessary proceedings to formally and legally terminate the MINCA Contract. The MINCA Contract was terminated by the CVG on November 6, 2001 and, pursuant to the mining law of Venezuela, the mining assets related to the Las Cristinas Deposits reverted to the Republic of Venezuela. On November 16, 2001, the CVG, together with a representative of MEM, a representative of the National Comptroller Office (who received the assets for the Republic of Venezuela) and a judge (who made a formal record of the proceedings) took possession of the assets. In March 2002, the MEM passed Resolution 35 whereby the MEM declared the MINCA Contract terminated and repossessed the assets on behalf of the Republic of Venezuela. Presidential Decree No. 1,757 declared the Las Cristinas Deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. The MEM and the CVG entered into an agreement for the development of the Las Cristinas Deposits and the MEM authorized the CVG to enter into a mine operation agreement with a third party. Under the authority of Decree No. 1,757 and the contract with MEM, the CVG entered into the Agreement with the Corporation.

MINCA has claimed that the cancellation of the MINCA Contract was illegal. It has further challenged the validity of Resolution 35 and Decree No. 1,757 and has commenced legal actions in Venezuela disputing the CVG’s legal authority for cancelling the MINCA Contract. The Corporation is confident that the cancellation of the MINCA Contract was done in accordance with all applicable Venezuelan laws. The Corporation is confident that the Agreement entered into between it and the CVG was approved in accordance with all applicable Venezuelan laws and is valid and enforceable against the CVG and the current and any future government administration in Venezuela. The Corporation has received legal opinions confirming this position and further confirming that any relief which might be granted in legal actions by MINCA currently admitted before the Venezuelan courts would not diminish the Corporation’s rights under the Agreement.

Notwithstanding the foregoing, the Corporation cannot predict the outcome of the various MINCA legal actions and cannot provide any assurances that the legal challenges of MINCA or any other third parties will not impact the rights to the Las Cristinas Deposits granted to the Corporation by the CVG pursuant to the Agreement. However, the Corporation has been advised by its Venezuelan counsel that in the remote event that a third party was successful in a legal action in respect of Las Cristinas, the successful party would only be entitled to monetary damages from the Venezuelan government and not to restitution of the Las Cristinas properties. This position is reinforced by the fact that the properties have been contracted to a third party, namely the Corporation.

Lack of Ownership Rights

Under the Agreement and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas Deposits belongs to the Republic of Venezuela. The Agreement does not transfer any property ownership rights to the Corporation and the right of the Corporation to develop the gold contained in the Las Cristinas Deposits is contingent upon the Corporation continuing to meet its ongoing obligations thereunder. In the event that a breach of the Agreement occurred and was not cured by the Corporation, the breach could result in the CVG having the right to terminate the Agreement.

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Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits contain copper. Under the Agreement, the Corporation has rights to develop only the gold contained in the Las Cristinas Deposits. Based on the feasibility study (which has been approved by the CVG) and following discussions with the CVG, the Corporation has determined that extracting and processing the copper contained in the Las Cristinas Deposits would detract from the project economics. The Corporation does not require the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold as contemplated under the feasibility study and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Corporation does not believe that the MEM would do so, the MEM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

•	if the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MEM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Agreement to negotiate the exploitation of the copper with the Corporation; and
•	if the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Corporation’s right under the Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MEM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MEM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right under the Agreement to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper.

Additional Funding Requirements

Under the terms of the Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Agreement. In order to develop the Las Cristinas project and its other mining projects, the Corporation will need to raise additional financing which may include one or more of non-recourse project debt, mezzanine debt and additional equity financing. The Corporation currently has limited financial resources and there is no assurance that sufficient additional financing will be available to the Corporation or its direct and indirect subsidiaries on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. Failure to obtain such additional financing could result in the delay or indefinite postponement of the exploration and development of the Corporation’s mining projects and could lead to the Corporation defaulting under the Agreement.

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Ore Reserves and Reserve Estimates

The Corporation’s business relies upon the accuracy of its determination as to whether a given deposit has significant mineable minerals. The Corporation’s reported mineral reserves and resources are only estimates. No assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period. If the Corporation’s estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too many resources at what could be a less than economic deposit or to fail to mine what could be a significant deposit. Investors should note that certain of the technical information included in the Corporation’s AIF has been prepared in accordance with U.S. standards without reconciliation to Canadian standards.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Corporation has investigated its title to all of the properties for which it holds concessions or other mineral leases or licenses, the Corporation cannot give an assurance that title to such properties will not be challenged or impugned. The Corporation can never be certain that it will have valid title to its mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. The Corporation does not carry title insurance on its properties. A successful claim that the Corporation does not have title to a property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above, the Agreement does not convey title to the Las Cristinas properties. Rather, the Corporation has been granted the right to develop and exploit the Las Cristinas Deposits pursuant to the Agreement.

Gold Price Risk

Gold prices historically have fluctuated widely and are affected by numerous external factors beyond the Corporation’s control. Between 1998 and 2003, the gold price fluctuated from a low of US$253 to a high of US$416.

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities.

The profitability of the Corporation’s operations, its revenues and its cash flow are significantly affected by changes in the gold price. If gold prices decline for a significant period below the cost of production of any or all of the Corporation’s operations, it may not be economically feasible to continue production at such properties. This would materially affect production, profitability and the Corporation’s financial position. A decline in the market price of gold may also require the Corporation to write-down its mineral reserves which would have a material and adverse effect on its earnings and profitability. Should any significant write-downs in reserves be required, material write-downs of the Corporation’s investment in the affected mineral properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if the Corporation discovers and produces commercial amounts of gold, the Corporation cannot give any assurance that gold prices will be high enough for the Corporation to sell the gold profitably.

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The market price of the Common Shares is also affected by fluctuations in the price of gold.

Risk of Gold Hedging Activities

The Corporation has entered into forward contracts and written call options to sell a portion of the gold that it anticipates it will produce at its mines. These contracts obligate the Corporation to sell the gold at a price set when it enters into the contract, regardless of the price when the Corporation actually mines the gold. Accordingly, there is a risk that the price of gold is higher at the time the Corporation mines the gold than when it enters into the contracts, so that the Corporation must sell the gold at a lower price than it could have received if it did not enter into the contracts. In addition, if the Corporation is not able to produce and deliver the amount of gold that it agreed on in the contracts, it will be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed upon delivery prices or higher than the Corporation’s production costs. Further, in respect of the forward contracts, the entity contracting to buy the gold from the Corporation could default, which means that if the contract price is higher than the market price at the time of delivery, the Corporation will not likely be able to resell the gold at the higher price.

Exploration, Development and Operating Risk

The business of exploring for and mining minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programmes. The Corporation has relied on and may continue to rely on consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development will be obtained on a timely basis. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined and metals recovered, fluctuations in metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There is no assurance that the Corporation’s mineral exploration, development and acquisition activities will be successful.

The operations of the Corporation may also be affected by the presence of illegal miners (something which is not uncommon in the gold mining areas of the Guyana shield area of Venezuela, Guyana, Brazil, Suriname and French Guiana). Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the operations of the Corporation will not be adversely affected by the presence of illegal miners.

Political and Foreign Risk

Political and related legal and economic uncertainty may exist in countries where the Corporation may operate. The Corporation’s mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry.

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Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Corporation’s projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Recent and ongoing political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labour strikes, has not yet had any material impact on the Corporation’s operations. However, there can be no assurance that the Corporation’s operations will not be adversely affected in the future, particularly if these conditions continue for an extended period of time.

The Company does not maintain political risk insurance.

Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Dependence on Limited Mining Operations

Following the completion of the sale of its mining operations in Uruguay, the Corporation’s operations at the La Victoria and Tomi mines and the Revemin mill (in Venezuela) will account for substantially all of the Corporation’s mineral production and revenue. Any adverse development affecting these operations would have a material adverse effect on the Corporation’s financial performance and results of operations.

Production Risks

The Corporation prepares estimates of future gold production for its operations. The Corporation cannot give any assurance that it will achieve its production estimates. The failure to meet these estimates could have a material and adverse effect on any or all of its immediate future cash flows, profitability, results of operations and financial condition.

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The Corporation’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. Each of these factors also applies to the Corporation’s sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

Environmental Regulation and Liability

The Corporation’s activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic, or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Corporation does not maintain environmental liability insurance.

The Las Cristinas properties are located within the Imataca Forest Reserve. The Presidential decree regulating the Imataca region recognizes mining activities as a permitted use in the Forest Reserve and establishes the framework for the mining activities which may take place within the region. That Presidential decree has been the subject of legal challenges before the Venezuelan courts since 1997. Pending resolution thereof, the Venezuelan courts issued an interim order that no new mining concessions or rights could be granted in respect of the region. The Corporation has been advised by its Venezuelan counsel that the interim order is not applicable to existing and previously obtained mining rights and, because mining rights in relation to the Las Cristinas Deposits pre-date the interim order, the restrictions in the interim order do not apply to the Corporation’s mining rights in relation to the Las Cristinas Deposits. The Corporation has been advised that this is the official position of the MEM. Accordingly, the interim order should not impact the Corporation’s Agreement or the rights granted thereunder. Nevertheless, there can be no assurances that the final ruling of the Venezuelan courts on this matter will not impose restrictions on mining activities within the Imataca Forest Reserve and it is possible that such restrictions could be retroactive in nature.

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Other Regulations and Permits

Government regulations significantly affect the Corporation’s mining operations. The Corporation’s domestic and foreign mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which the Corporation has properties regulates mining activities. The Corporation generally requires permits from authorities in these jurisdictions to authorize the Corporation’s operations. These permits relate to virtually every aspect of the Corporation’s exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to the Corporation or its properties, which could have a significant adverse impact on the Corporation’s current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time-consuming process and the Corporation cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

Currency Fluctuations

Currency fluctuations may affect the costs that the Corporation incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where the Corporation has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect the Corporation’s profitability and financial condition.

The Company’s Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company by restricting the Company’s ability to repatriate funds.

Recent Losses and Write-downs

The Corporation incurred a net loss in 2003 and, after restatement of its audited consolidated financial statements for 2002, incurred net losses in each of 2002 and 2001. The Corporation’s profitability depends, among other things, on the price of gold, gold production, cash operating costs, and other factors discussed in this section of the Annual Report. Substantially all of these factors are beyond the control of the Corporation and there can be no assurance that the Corporation will return to profitability in the near future.

As part of the preparation of its audited financial statements for the year ended December 31, 2003, the Corporation undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. The review resulted in a $17.5 million write-down of mineral properties, of which $14.3 million was related to the La Victoria property and the balance to various exploration properties. As described in the Operation Review section of this Annual Report, the Company is addressing low gold recoveries at La Victoria by further drilling and evaluating the viability of treating refractory ore with the Bio-Oxidation process.

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In 2002, the Corporation undertook a similar evaluation of the carrying value of each of its mineral properties, deferred exploration costs and its plant and equipment. The result of the review led the Corporation to record provisions in its 2002 audited financial statements aggregating $24.1 million to reduce the reported values of various properties, plant and equipment.

Restrictions in Loan Facility

The Corporation’s loan facility requires that the Corporation maintain specific financial ratios and satisfy financial condition tests. Events beyond the control of the Corporation, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these covenants, which could result in a default under the loan facility. If an event of default under the facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce its security over substantially all property relating to the Tomi properties, the Revemin mill and the Corporation’s share interest in El Callao Mining Corp.

Regulatory Risks

The Corporation currently has outstanding two registration statements filed with the SEC in connection with the registration of securities of the Corporation issued in 2002 and 2003 on a private placement basis. The registration statements are the subject of an ongoing “full review” by the SEC. As at the date of this Annual Report, these registration statements have not been declared effective by the SEC. As a result of this review, the Corporation could be required to revise the disclosure or restate the financial statements included in the registration statements or other reports (including the AIF) filed with the SEC. As at the date of this Annual Report, the Corporation is not aware of any matter currently under discussion with the SEC or proposed in response to any of the comments received by the SEC which would make the disclosure contained or incorporated by reference in this Annual Report untrue or incorrect in any material respect.

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Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION

December 31, 2003, 2002 and 2001

(Expressed in United States dollars)

Deloitte & Touche LLP BCE Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: (416) 601-6150 Fax: (416) 601-6151 www.deloitte.ca

Independent Auditors’ Report

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its functional and reporting currency from the Canadian dollar to the United States dollar. Accordingly, the accompanying consolidated financial statements are presented in US dollars. On April 14, 2004, we also reported separately to the shareholders of the Company on our audits, conducted in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, where we expressed an opinion without reservation on the Company's consolidated financial statements for the years ended December 31, 2003 and 2002 presented in Canadian dollars.

“Deloitte & Touche LLP”

Chartered Accountants

Toronto, Ontario
April 14, 2004

Member of Deloitte Touche Tohmatsu

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CRYSTALLEX INTERNATIONAL CORPORATION Table of Contents December 31, 2003, 2002 and 2001

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CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Balance Sheets As at December 31 (Expressed in United States dollars – See Note 2)

	2003	2002

		(Restated – Note 3)
ASSETS
CURRENT
Cash and cash equivalents	$26,203,536	$3,606,213
Accounts receivable – trade	860,901	1,476,666
Accounts receivable – other (Note 14)	2,000,000	—
Production inventories (Note 4)	1,751,703	5,409,789
Prepaid expenses and other	1,032,545	471,495
Due from related parties (Note 10)	—	55,817

	31,848,685	11,019,980
INVESTMENT (Note 5)	—	461,738
PROPERTY, PLANT AND EQUIPMENT (Note 6)	102,274,263	97,689,755
DEFERRED CHARGE (Note 15)	—	4,916,386
DEFERRED FINANCING FEES (Note 7)	150,580	1,369,312

TOTAL ASSETS	$134,273,528	$115,457,171

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$6,968,598	$11,006,902
Due to related parties	—	155,695
Current portion of deferred credit (Note 15)	20,210,104	7,218,193
Current portion of long-term debt (Note 8)	1,030,000	4,969,997

	28,208,702	23,350,787
RECLAMATION PROVISION	—	663,948
LONG-TERM DEBT (Note 8)	6,458,000	16,591,194
DEFERRED CREDIT (Note 15)	20,498,008	22,159,562

	55,164,710	62,765,491

MINORITY INTEREST	111,053	90,861

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)	171,994,591	127,012,205
SPECIAL WARRANTS (Note 9)	11,886,581	2,915,183
EQUITY COMPONENT OF CONVERTIBLE NOTES (Note 8)	—	2,482,126
CONTRIBUTED SURPLUS (Note 9)	25,808,171	3,657,902
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	(2,894,717)
DEFICIT	(142,650,559)	(80,571,880)

	78,997,765	52,600,819

	$134,273,528	$115,457,171

(Signed) “Todd Bruce” , Director (Signed) “Johan van’t Hof” , Director

The accompanying notes are an integral part of the consolidated financial statements.	Page 1 of 38

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CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statements of Operations Years ended December 31 (Expressed in United States dollars – See Note 2)

	2003	2002	2001

		(Restated – Note 3)

MINING REVENUE	$11,329,407	$8,523,404	$10,403,806

OPERATING EXPENSES
Operations	11,783,185	9,722,636	7,602,900
Amortization	1,019,566	698,767	845,439
Depletion	2,034,962	1,365,097	1,439,458

	14,837,713	11,786,500	9,887,797

OPERATING (LOSS) INCOME	(3,508,306)	(3,263,096)	516,009

OTHER EXPENSES
Amortization	276,722	210,744	306,495
Interest on long-term debt	906,490	1,375,010	640,010
General and administrative	16,375,534	5,750,966	3,098,776

	17,558,746	7,336,720	4,045,281

NON-HEDGE DERIVATIVE
LOSS (Note 15)	(16,475,340)	(22,278,461)	(202,034)

LOSS BEFORE OTHER ITEMS	(37,542,392)	(33,148,277)	(3,731,306)

OTHER ITEMS
Interest and other income	195,992	49,606	69,761
Foreign exchange (loss) gain	(3,528,401)	587,570	(1,266,072)
Loss on sale of marketable securities and
write-down of marketable securities	(136,276)	(134,766)	(1,302,170)
Write-down of mineral properties (Note 6)	(17,506,337)	(1,366,194)	(16,251,154)
Minority interest	—	—	110,370

	(20,975,022)	(863,784)	(18,639,265)

LOSS FROM CONTINUING OPERATIONS	(58,517,414)	(34,742,061)	(22,370,571)
LOSS FROM DISCONTINUED OPERATIONS (Note 14)	(2,969,088)	(2,392,218)	(5,288,516)

NET LOSS FOR THE YEAR	$(61,486,502)	$(36,134,279)	$(27,659,087)

BASIC NET LOSS PER SHARE
Continuing operations	$(0.49)	$(0.40)	$(0.32)
Discontinued operations	(0.03)	(0.03)	(0.08)

	$(0.52)	$(0.43)	$(0.40)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	118,309,198	84,441,287	69,117,738

The accompanying notes are an integral part of the consolidated financial statements.	Page 2 of 38

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CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statements of Cash Flows Years ended December 31 (Expressed in United States dollars – See Note 2)

	2003	2002	2001

		(Restated – Note 3)
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Loss for the year – continuing operations	$(58,517,414)	$(33,742,061)	$(22,370,571)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization and depletion	3,331,250	2,274,608	2,591,391
Unrealized foreign exchange loss	493,576	2,711,868	1,545,079
Gain on loan conversion	—	—	(647,993)
Interest on long-term debt	—	209	225,999
Management and consulting fees	1,435,175	71,011	125,930
Minority interest	—	—	(110,370)
Unrealized non-hedge derivative loss	13,808,154	21,879,691	2,677,540
Loss on sale and write-down of marketable securities	136,276	134,766	1,302,170
Write-down of mineral properties	17,506,337	1,366,194	16,251,154

Changes in other operating assets and liabilities (net of effects from purchase of subsidiaries):
(Increase) decrease in accounts receivable	(1,993,392)	222,966	(545,575)
Increase in production inventories	(1,160,650)	(385,564)	(979,139)
(Increase) decrease in prepaid expenses and other	(745,147)	618,546	533,731
Decrease (increase) in due from related parties	68,221	(72,969)	16,880
(Decrease) increase in accounts payable and accrued liabilities	(710,761)	1,100,525	201,805
(Decrease) increase in due to related parties	(190,297)	156,683	91,248
Increase in deferred credit	—	727,287	1,855,754

	(26,538,672)	(2,936,240)	2,765,033

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of subsidiaries (net of cash acquired)	—	—	(3,477,345)
Purchase of property, plant and equipment	(9,032,425)	(27,031,579)	(6,260,371)
Sale (purchase) of marketable securities	365,912	(40,960)	(5,200)

	(8,666,513)	(27,072,539)	(9,742,916)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	7,059,199	4,636,185	6,176,499
Special warrants and warrants	44,765,443	2,915,183	—
Debt borrowings	3,136,089	19,224,334	7,288,409
Debt repayments	(1,584,934)	(488,196)	—
Deferred financing fees	—	(1,269,412)	(811,311)

	53,375,797	25,018,094	12,653,597

CASH FLOWS FROM CONTINUING OPERATIONS	18,170,612	(4,990,685)	5,675,714
CASH FLOWS FROM DISCONTINUED OPERATIONS	831,476	(829,487)	392,321
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	3,595,235	378,452	34,565

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,597,323	(5,441,720)	6,102,600
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,606,213	9,047,933	2,945,333

CASH AND CASH EQUIVALENTS, END OF YEAR	$26,203,536	$3,606,213	$9,047,933

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of the consolidated financial statements.	Page 3 of 38

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CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statements of Shareholders’ Equity Years ended December 31 (Expressed in United States dollars – See Note 2)

	Number of Common Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Deficit	Cumulative Translation Adjustment	Equity Component of Convertible Notes	Total

Balance at December 31 , 2000 (Restated – Note 3)	59,154,221	$86,802,982	1,025,000	$943,710	8,994,000	$429,424	$(16,778,514)	$(696,624)	$—	$70,700,978
Shares issued:
On exercise of options	340,000	299,045	—	—	—	—	—	—	—	299,045
On conversion of warrants	1,460,443	1,501,423	—	—	(1,460,443)	—	—	—	—	1,501,423
For directors’ fees	65,466	67,958	—	—	—	—	—	—	—	67,958
For legal fees	1,200,000	1,513,170	—	—	—	—	—	—	—	1,513,170
For El Callao	3,987,535	3,347,838	—	—	—	—	—	—	—	3,347,838
For Las Cristinas	1,035,689	1,644,745	—	—	—	—	—	—	—	1,644,745
On conversion of notes	3,199,055	2,463,798	—	—	—	—	—	—	—	2,463,798
On settlement of bank loan	4,701,615	8,496,272	—	—	—	—	—	—	—	8,496,272
For broker fees	67,059	57,973	—	—	—	—	—	—	—	57,973
Warrants issued with convertible notes	—	—	—	—	2,666,938	52,986	—	—	—	52,986
Conversion of special warrants	1,025,000	943,710	(1,025,000)	(943,710)	—	—	—	—	—	—
Shares and warrants issued for private placement	3,111,111	1,992,086	—	—	3,111,111	2,330,959	—	—	—	4,323,045
Warrants expired during the year	—	—	—	—	(2,333,334)	—	—	—	—	—
Equity component of convertible notes	—	—	—	—	—	—	—	—	1,012,246	1,012,246
Change in CTA Balance								(2,984,753)		(2,984,753)
Net loss for the year	—	—	—	—	—	—	(27,659,087)	—	—	(27,659,087)

Balance at December 31, 2001 (Restated – Note 3)	79,347,194	109,131,000	—	—	10,978,272	2,813,369	(44,437,601)	(3,681,377)	1,012,246	64,837,637
Shares issued:
On exercise of options	1,104,500	1,034,016	—	—	—	—	—	—	—	1,034,016
On conversion of warrants	2,495,125	3,991,676	—	—	(2,495,125)	(389,507)	—	—	—	3,602,169
For directors’ fees	42,612	71,011	—	—	—	—	—	—	—	71,011
For mineral property	282,554	554,402	—	—	—	—	—	—	—	554,402
On settlement of bank loan	677,711	1,097,350	—	—	—	—	—	—	—	1,097,350
For finders fee	35,430	50,339	—	—	—	—	—	—	—	50,339
On conversion of notes	7,737,152	11,082,411	—	—	—	—	—	—	(1,012,246)	10,070,165
Special warrants issued for cash	—	—	2,252,500	2,915,183	—	—	—	—	—	2,915,183
Warrants issued with convertible notes	—	—	—	—	3,195,023	1,234,040	—	—	—	1,234,040
Equity component of convertible notes	—	—	—	—	—	—	—	—	2,482,126	2,482,126
Change in CTA Balance								786,660		786,660
Net loss for the year	—	—	—	—	—	—	(36,134,279)	—	—	(36,134,279)

Balance at December 31, 2002 (Restated – Note 3)	91,722,278	127,012,205	2,252,500	2,915,183	11,678,170	3,657,902	(80,571,880)	(2,894,717)	2,482,126	52,600,819
Shares issued:
On exercise of options	270,000	332,500	—	—	—	—	—	—	—	332,500
On conversion of warrants	4,803,457	8,185,623	—	—	(4,803,457)	(1,458,924)	—	—	—	6,726,699
For directors’ fees	40,080	57,000	—	—	—	—	—	—	—	57,000
In settlement of mineral property dispute	229,283	542,766	—	—	—	—	—	—	—	542,766
For settlement of bank loan and bank fees	2,348,184	2,114,811	—	—	—	—	—	—	—	2,114,811
For financial advisory fees	350,000	650,590	—	—	—	—	—	—	—	650,590
For finders fee	61,695	109,705	—	—	—	—	—	—	—	109,705
For legal fees	1,281,124	2,179,579	—	—	—	—	—	—	—	2,179,579
On conversion of notes	17,036,967	16,444,612	—	—	—	—	—	—	(2,482,126)	13,962,486
Conversion of special warrants	17,260,455	14,365,200	(17,260,455)	(14,365,200)	—	—	—	—	—	—
Special warrants and warrants issued for cash	—	—	27,807,955	23,336,598	13,903,977	21,428,845	—	—	—	44,765,443
Warrants issued for consulting fee	—	—	—	—	900,000	1,027,490	—	—	—	1,027,490
Warrants issued with convertible notes	—	—	—	—	150,000	197,420	—	—	—	197,420
Warrants issued with promissory notes	—	—	—	—	450,000	171,157	—	—	—	171,157
Warrants expired during the year	—	—	—	—	(2,235,918)	—	—	—	—	—
Options issued to non-employees	—	—	—	—	—	192,104	—	—	—	192,104
Warrants extended during the year	—	—	—	—	—	592,177	(592,177)	—	—	—
Change in CTA Balance								14,853,698		14,853,698
Net loss for the year	—	—	—	—	—	—	(61,486,502)	—	—	(61,486,502)

Balance at December 31, 2003	135,403,523	$171,994,591	12,800,000	$11,886,581	20,042,772	$25,808,171	$(142,650,559)	$11,958,981	$—	$78,997,765

The accompanying notes are an integral part of the consolidated financial statements.	Page 4 of 38

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

1.	NATURE OF OPERATIONS

Crystallex International Corporation (“Crystallex” or “the Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted in Venezuela.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation of consolidated financial statements

The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada.

The functional currency of the Company for all periods presented is the Canadian dollar. On January 1, 2004, the Company changed its functional and reporting currency to the United States dollar reflecting an increase in the overall proportion of the Company’s business activities transacted in the United States dollar. The Company had previously reported its consolidated balance sheets as at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 in Canadian dollars.

These consolidated financial statements have been translated to the United States dollar in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or There Is a Change in the Reporting Currency” . This guidance requires that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the average rates in effect for the period, and assets and liabilities are translated using the exchange rate at the end of the year. All resulting exchange differences are reported as a separate component of shareholders’ equity titled cumulative translation adjustment.

The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All inter-company balances and transactions have been eliminated.

Translation of foreign currencies

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are first translated from the local currency into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the year end exchange rates, and, non-monetary assets and liabilities are translated into Canadian dollars using historical rates of exchange. Revenues and expenses are translated into Canadian dollars at average rates for the year, and exchange gains and losses on translation are included in income.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation of foreign currencies (cont.)

The financial statements are then translated from the functional currency, the Canadian dollar, to the reporting currency, United States dollar, using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the average rates in effect for the period, and assets and liabilities are translated using the exchange rate at the end of the year. All resulting exchange differences are reported as a separate component of shareholders’ equity titled cumulative translation adjustment.

Transactions denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at transaction dates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Long-term investment securities

Long-term investment securities are carried at cost and written down when there has been an other than temporary decline in value. The unrealized loss is recognized in the determination of net loss.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2003 and December 31, 2002.

Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly in exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods, not to exceed the estimated life of mine:

Buildings	5 years
Field vehicles	5 years
Furniture and equipment	5 years
Mill and plant	20 years
Mining equipment	10 years

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties and deferred exploration and development expenditures

Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Property evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

Non-producing mineral properties are evaluated for impairment based on management’s intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

Production inventories

Gold in doré, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

Consumables and spare parts inventory are valued at the lower of average and replacement cost.

Income taxes

The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company recognizes a future income tax asset when it appears more likely than not that some or all of the future income tax assets will be realized.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation costs

The Company’s subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.

Revenue recognition

Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

Deferred financing fees

Costs related to the Company’s debt financings are deferred and amortized over the term of the related financing.

Income/loss per share

Income/loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted income per share is calculated using the treasury stock method.

Commodity derivative contracts

The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheets, under the captions deferred credit and deferred charge, at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the Statement of Operations in the period of the change or settlement as a non-hedge derivative loss/gain.

Stock-based compensation plan

The Company has a stock option plan for employees and directors. The Company records no compensation expense in the Statement of Operations on the date of granting the options to the employees under the plan. The Company does however, disclose additional information for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, using the fair value-based method.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital and required reclamation costs. Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	RESTATEMENTS

In May 2003, the Company issued its consolidated financial statements for the year ended December 31, 2002 which included restatements as summarized in paragraphs 3(a) through (i), reflected in the tables below. Subsequent to the issuance of those consolidated financial statements, a further restatement was identified as summarized in paragraph 3(j) below, relating to commodity derivative contracts.

The following tables include for the years presented, the restatements previously reported in the consolidated financial statements issued in May 2003 and the further restatements arising from adjustments to the accounting for commodity derivative contracts. The effect of the further adjustments on the 2002 figures, as previously reported in the consolidated financial statements issued in May 2003, is summarized in paragraph 3(j) below.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

The restatements had the following effect on previously reported deficits:

	2001	2000	1999

Deficit, end of year, as originally reported	$(13,839,078)	$(13,875,719)	$(16,101,226)
Restatements
Included in the consolidated financial statements previously issued in May 2003:
Write down of plant and equipment (a)	(10,841,932)	(5,094,653)	(2,740,133)
Write down of mineral properties (b)	(12,834,956)	—	—
Misstatement of expenses (c)	(77,063)	(206,805)	(122,383)
Foreign exchange conversion gain (loss) (d)	(1,806,302)	26,654
Gold loan conversion (e)	(994,087)	—	—
Minority interest (f)	(458,018)	—	—
Write down of investment (g)	(1,302,170)	—	—
Reversal of capitalized costs (h)	(772,346)	—	—
Other	(127,825)	(80,523)	7,751
Further restatements:
Commodity derivative contracts (j)	(1,383,824)	2,452,532	(885,725)

Deficit, end of year, as restated	$(44,437,601)	$(16,778,514)	$(19,841,716)

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

The restatements had the following effect on assets and liabilities as previously reported as at December 31, 2001:

	Current Assets	Other Assets	Current Liabilities	Other Liabilities

Balance as at December 31, 2001, as originally reported	$17,492,880	$107,047,319	$12,511,925	$21,649,278
Restatements
Included in the consolidated financial statements previously issued in May 2003
Reduction to plant and equipment (a)	—	(10,841,932)	—	—
Reduction to mineral properties (b)	—	(12,834,956)	—	—
Misstatement of expenses (c)	—	—	77,063	—
Foreign exchange conversion gain (loss) (d)	(98,311)	1,257,664	—	(72,769)
Gold loan conversion (e)	—	—	—	994,087
Minority interest (f)	—	(5,403,596)	—	(4,945,578)
Write down of investment (g)	—	(1,302,170)	—	—
Reversal of capitalized costs (h)	—	(772,346)	—	—
Equity component of convertible notes (i)	—	—	—	(875,657)
Other	—	—	—	132,841
Further restatements:
Commodity derivative contracts (j)	2,752,378	6,605,271	1,723,723	9,017,750

	20,146,947	83,755,254	14,312,711	25,899,952
Effect of rate changes at December 31, 2001	(90,238)	1,035,207	(58,606)	(144,524)

Balance as at December 31, 2001, as restated	$20,056,709	$84,790,461	$14,254,105	$25,755,428

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

The restatements had the following effect on net (loss) income and (loss) income per share, as previously reported, for the years ended December 31, 2001 and 2000:
	2001	2000

Net income (loss), as originally reported	$44,455	$2,225,288
Restatements
Included in the consolidated financial statements previously issued in May 2003:
Write down of plant and equipment (a)	(5,747,279)	(2,354,520)
Write down of mineral properties (b)	(12,834,956)	—
Misstatement of expenses (c)	129,742	(84,422)
Foreign exchange conversion gain(loss) (d)	(1,832,956)	26,654
Gold loan conversion (e)	(994,087)	—
Minority interest (f)	(458,018)	—
Write down of investment (g)	(1,302,170)	—
Reversal of capitalized costs (h)	(772,346)	—
Other	(55,115)	(88,055)
Further restatements:
Commodity derivative contracts (j)	(3,836,357)	3,338,257

Net (loss) income, as restated	$(27,659,087)	$3,063,202

Net income per share, basic as originally reported	$0.00	$0.04

Per share effect of above noted restatements on net income (loss)	(0.40)	0.02

Net (loss) income per share, basic as restated	$(0.40)	$0.06

Effect of further restatement on previously issued 2002 figures:

As a result of accounting for the written call option contracts that were outstanding at the end of 1999, 2000, and 2001, the non-hedge derivative loss previously reported for 2002 was restated to reflect the cumulative mark to market adjustment. Furthermore, as a result of the change in accounting for fixed forward contracts, for the year ended December 31, 2002 the Company recorded an additional adjustment to both mining revenue and net income to reflect the settlement gains and losses and the required mark to market adjustment for the estimated fair values. In summary, the impact of the adjustments to the accounting for commodity derivative contracts on the previously reported 2002 auditors’ consolidated financial statements that have an audited report dated May 13, 2003 is as follows:

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

	Deficit, as at December 31, 2002, as previously reported	$68,507,765
	Effect of restatement on loss for the year	10,680,290
	Effect of restatement on prior year losses	1,383,825
	Deficit, as at December 31, 2002, as restated	$80,571,880

Balance sheet adjustments
	Current Assets	Other Assets	Current Liabilities	Other Liabilities

Balance at December 31, 2002, as previously reported	$11,019,980	$99,520,805	$19,292,565	$26,734,412
Restatements	—	4,916,386	4,058,222	12,771,153

Balance at December 31, 2002, as restated	$11,019,980	$104,437,191	$23,350,787	$39,505,565

Loss for the year and loss per share

Net loss for 2002, as previously reported	$(25,453,989)
Restatement of non-hedge derivative loss	(11,346,000)
Restatement of mining revenue	665,710

Net loss for 2002, as restated	$(36,134,279)

Net loss per share, as previously reported	$(0.30)
Per share effect of restatements	(0.13)

Net loss per share, as restated	$(0.43)

(a)	Write down of plant and equipment

The Company’s Uruguay mill assets had previously been amortized over a 20-year period and its mine equipment had been amortized over a 10-year period. These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years. Accordingly, amortization expense of these assets has been increased by $2,331,081 and $2,354,520 for the years ended December 31, 2001 and 2000, respectively, and by $2,740,133 for fiscal years 1999 and 1998 through a cumulative adjustment of the deficit as at December 31, 1999.

Management further concluded that the carrying values of its Venezuelan Albino project plant and equipment assets were overstated based upon a recoverability analysis, using assumptions and information existing at December 31, 2001, including information that certain tools, equipment and supplies would have to be purchased because of vandalism and theft. Accordingly, management has retroactively written down these assets by $3,416,198 to record the impairment in 2001.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

(b)	Write down of mineral properties

As a result of detailed formal life of mine analyses for each of the Company’s mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company’s Venezuelan Albino and Tomi Properties, determined using assumptions and information existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. Accordingly, management retroactively reduced the December 31, 2001 carrying values of the two mineral properties by $8,669,662 and $4,165,294, respectively, with a corresponding charge to operations in 2001 to reflect the year in which impairment should have been recognized.

(c)	Misstatement of expenses

Management determined that certain expenditures incurred by the Company had not been reflected within the financial statements in the year in which the underlying transaction occurred. Accordingly, general and administrative expenses have been reduced by $129,742 and increased by $84,422 for the years ended December 31, 2001 and 2000, respectively and increased by $122,383 for the fiscal years 1999 and prior through adjustment of the deficit as at December 31, 1999.

(d)	Foreign exchange conversion gain (loss)

Upon review of the Company’s foreign subsidiaries management confirmed that each of the Company’s majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period. Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method. In the prior years the Company had accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self-sustaining operations. Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce and eliminate the previously recorded Cumulative Translation Account by $3,039,351 and $229,652 as at December 31, 2001 and 2000, respectively. This restatement reduced net income by $1,832,956 in fiscal 2001 and increased net income by $26,654 in fiscal 2000.

(e)	Gold loan conversion

During fiscal 2001, the Company converted its gold loan into a cash loan. Upon settlement, management recorded a gain in excess of the amount that should have been recorded. Accordingly, at December 31, 2001, management increased the long-term debt payable and reduced the conversion gain previously recorded by $994,087, respectively.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

(f)	Minority interest

During fiscal 2001, upon the acquisition of the 79.4% interest in El Callao (see Note 6), the Company recorded the acquisition using the purchase accounting method. Upon review, management has revised its purchase equation, which resulted in a reduction in the fair value assigned to both the plant and equipment acquired and the minority interest share therein by $5,680,346, respectively.

As a result of the inappropriate value being assigned to plant and equipment, the depletion expense charged to the statement of operations was overstated. Accordingly, depletion expense has been reduced by $276,750 for the year ended December 31, 2001.

Furthermore, as the original purchase equation assigned an overstated net asset value to the minority shareholders’ interest, the Company subsequently overstated the amount of the minority shareholders’ share of the post acquisition net loss incurred by El Callao in 2001. Accordingly, at December 31, 2001 an adjustment of $734,768 was recorded to correct the minority interest’s share of the loss.

(g)	Write down of investment

During 2001 management determined that the decline in the market value of the shares in a long-term investment to be other than temporary. Although the market value declined below the carrying value of the investment, management did not reflect this other than temporary impairment in its previously issued 2001 consolidated financial statements. Accordingly, management retroactively recorded an impairment loss of $1,302,170 in 2001.

(h)	Reversal of capitalized costs

During fiscal 2001 the Company capitalized amounts to mineral properties that should have been charged to the statement of operations. Accordingly, as at December 31, 2001 mineral properties has been reduced by $772,346 while general and administrative expenses for the fiscal 2001 year have been increased by an equal amount.

(i)	Equity component of convertible notes

Upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. As at December 31, 2001, the equity component of the convertible notes has been increased by $875,657, and long-term debt has been decreased by an equal amount, as a result of a recalculation of these components.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

3.	RESTATEMENTS (continued)

(j)	Commodity derivative contracts

Written call options

Upon re-examination of the accounting for the Company’s written call options, management determined that call option contracts outstanding at the end of 1999, 2000 and 2001 had not been properly accounted for and as a result the Company had reflected premiums received in income on the date of receipt and had not reflected the amount of the related mark to market adjustments for changes in estimated fair values within the consolidated financial statements. Accordingly, management has reclassified premiums received, previously reported in revenue, as a liability (deferred credit) on the balance sheet and has recorded the mark to market adjustments to the recorded liabilities for options outstanding at the end of each year. The change in fair value of the liability has been recorded as a non-hedge derivative (loss) gain.

Fixed forward contracts

Previously the Company had treated fixed forward contracts as transactions qualifying as hedges for accounting purposes and had recorded the contracts off balance sheet until the settlement date at which time the contract settlement amount was recorded in mining revenue. Upon re-examination, it has been determined that certain transactions with the counterparty had modified the fixed forward contracts prior to their maturity resulting in a reassessment of hedge designation and effectiveness. Consequently, the Company has redesignated its forward contracts as trading activity and accordingly has recorded the estimated fair values of these contracts on the balance sheets and related mark to market adjustments for changes in estimated fair values in the statements of operations as non-hedge derivative (loss) gain. Mining revenue has also been restated to reclassify settlement gains and losses on fixed forward contracts as non-hedge gains or losses.

As a result, net income for the year ended December 31, 2001 has been reduced by $3,836,357 and net income for the year ended December 31, 2000 has been increased by $3,338,257, relating to the adjustment for written call option premiums and the impact on previously reported mark to market adjustments. Furthermore, mining revenue for the years ended December 31, 2001 and 2000 have been adjusted to reflect the reclassification of settlement gains and losses on fixed forward contracts as non-hedge derivative (loss) gain. These adjustments also result in an increase in the current and long-term deferred credit and the recording of a current and long-term deferred charge as at December 31, 2001 of $1,723,723, $9,017,750, $2,752,378 and $6,605,271, respectively.

4.	PRODUCTION INVENTORIES
	2003	2002

Gold in doré	$656,028	$550,915
Gold in process	161,241	420,304
Stockpiled ore	178,743	89,341
Consumables and spare parts	755,691	4,349,229

	$1,751,703	$5,409,789

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

5.	INVESTMENT

The Company acquired the common shares of a publicly listed company in prior years, with the intention of holding these shares as a long-term investment. These shares were disposed of during 2003. The quoted market value of the long-term investment at December 31, 2002 was $516,610.

6.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31, are as follows:

		2003

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$16,283,213	$4,368,408	$11,914,805
Mineral properties	90,607,329	4,191,851	86,415,478
Deferred exploration and development expenditures	4,627,538	683,558	3,943,980

	$111,518,080	$9,243,817	$102,274,263

		2002

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$38,261,488	$23,267,253	$14,994,235
Mineral properties	80,363,940	3,217,821	77,146,119
Deferred exploration and development expenditures	6,477,974	928,573	5,549,401

	$125,103,402	$27,413,647	$97,689,755

Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:

	2003	2002

Albino 1 Concession	$5,678,439	$4,645,929
Bolivar Goldfields Properties	12,148,626	9,939,642
Cristinas Concessions	72,780,264	51,283,793
El Callao Properties	—	12,331,541
Santa Elena, San Miguel and Carabobo Concessions	—	2,163,035

	90,607,329	80,363,940
Less: Accumulated depletion	(4,191,851)	(3,217,821)

	$86,415,478	$77,146,119

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

Annually, the Company reviews the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. The results of this review revealed that the carrying values for the El Callao Properties and the Santa Elena, San Miguel and Carabobo Concessions were in excess of their estimated future undiscounted net cash flows. As a result, the Company recorded a write-down to the El Callao mineral properties and deferred exploration and development expenditures of $14,325,165, and to the Santa Elena, San Miguel and Carabobo mineral properties and deferred exploration and development expenditures of $3,181,172. In total, write-downs amounting to $17,506,337 (2002 – $1,366,194; 2001 – $16,251,154) were included within the Statement of Operations.

Albino 1 Concession

The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. A 1% Net Smelter Return Royalty is payable to the Venezuelan Ministry of Energy and Mines (“MEM”) from the proceeds of gold production.

Bolivar Goldfields Properties

The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II, the Belen II, and the Marwani 1,2,5,6,7,9, and 11 concessions in the El Callao greenstone belt in Venezuela.

The Company has not yet submitted feasibility studies for the Marwani 1,2,5,6,7,9, and 11 concessions but has requested extensions of time for their presentation. If the extension is not granted the concession rights to the Marwani property could be revoked. The Company believes the extensions will be granted as it is common practice to grant such extensions; however, there is no assurance of this.

Cristinas Concessions

In November 2001, the Corporacion Venezolana de Guayana (“CVG”) terminated a contract with a third party for the exploitation of the Las Cristinas deposits. In March 2002, the Venezuelan Ministry of Energy and Mines (“MEM”) passed a resolution repossessing the Cristinas Concessions on behalf of the Republic of Venezuela which in turn declared the underlying deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. Subsequently, the MEM and the CVG entered into an agreement for the development of the deposits, authorizing the CVG to enter into a mine operating contract with a third party.

On September 17, 2002, the Company entered into a non-assignable mining agreement (the “Agreement”) with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. The Agreement provides to the Company the full right to develop and exploit the Las Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions (Note 15).

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

Cristinas Concessions (continued)

The aggregate cost incurred by the Company to December 31, 2003 to obtain the right to exploit the area is $72,780,264, represented by $55,856,118 of payments in cash and $16,924,146 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders’ fees of $36,170,393 ($24,978,317 cash; and $11,192,076 through shares) and professional fees and related expenses of $36,609,871 ($30,877,801 cash; and $5,732,070 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (law firms, partners of whom are directors of the Company – Note 10) of $3,014,401 during the year ended December 31, 2003 (2002 – $8,322,084; 2001 – $1,964,877) and travel and administrative costs of $323,934 during the year ended December 31, 2003 (2002 – $259,247; 2001 – $204,525).

El Callao Properties

By an agreement with Bema dated September 12, 2000 and concurrently with the completion of the February 27, 2001 acquisition of El Callao Mining Corp. (“ECM”), the Company acquired 79.4% of the outstanding shares of ECM and, from Bema, certain assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela comprised of the following:

Central Property

Subsequent to the acquisition of ECM by the Company, ECM, through its wholly owned subsidiary, ECM Venco Ltd., and Corporacion Vengroup S.A. (“Vengroup”), the owner of the remaining 49% interest in the El Callao properties, agreed to waive certain obligations with respect to the development of the La Victoria concession in the Central Property, including the requirement of a first feasibility study in order to allow the Company to commence production. As consideration, the Company paid the last two payments related to the La Victoria concessions ($2,150,000) under the terms of the original purchase agreement for the El Callao properties.

ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to a 3% net smelter return royalty.

Surrounding Ground

The mining rights to the Surrounding Ground, held by a 70% owned indirect subsidiary of ECM, required ECM to make an initial payment of $500,000 ($250,000 of which has been paid to date) and to fund minimum exploration expenditures of $3,000,000 over five years from the time certain environmental permits are granted.

As at December 31, 2003, ECM has expended $1,182,626 (December 31, 2002 – $1,026,522) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

Santa Elena, San Miguel and Carabobo Concessions

The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. (“ACOMISUR”), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company’s Venezuelan subsidiary owns 80% of the joint venture and ACOMISUR owns 20%, with the Company’s subsidiary being the operator. During the year ended December 31, 2003, the carrying value of this property was written off.

7.	DEFERRED FINANCING FEES

Deferred financing fees of $150,580, net of accumulated amortization of $154,089 (December 31, 2002 – $1,369,312, net of accumulated amortization of $197,937) relate to costs incurred in the issuance of convertible notes and for a non-recourse credit facility.

During the year ended December 31, 2003, the remaining unamortized deferred financing fees of $1,424,439 that related to convertible notes that were converted during the year, were treated as a reduction of the associated share capital value assigned to the common shares issued on conversion of the respective notes.

8.	LONG-TERM DEBT
	2003	2002

Bank loans	$7,488,000	$10,709,826
Convertible notes	—	10,851,365

	7,488,000	21,561,191
Less: Current portion of long-term debt	(1,030,000)	(4,969,997)

	$6,458,000	$16,591,194

Bank loans

On October 12, 2001 an amended and restated loan agreement was signed between the Company’s subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited (“SBL”). The loan, in the amount of $2,500,000, which was to mature on October 15, 2004, was secured by a guarantee of the Company, and bore interest at the LIBOR rate plus 2% per annum. The loan agreement also restricted the Company’s ability to enter into agreements relating to the sale or purchase of gold. This loan was settled in full during 2003.

On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a Credit Agreement with the SBL. The loan, which was subsequently amended by a First Amendment to the Credit Agreement in the amount of $8,500,000, matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (save and except the Lo Increible properties), a charge against the Company’s Revemin mill and a pledge of the securities of certain of the Company’s subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company’s ability to enter into metal trading agreements.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

8.	LONG-TERM DEBT (continued)

Bank loans (continued)

Certain loan repayments have been made by the issuance of Crystallex common shares (Note 12). These shares are subject to an orderly disposition agreement with SBL, which amongst other conditions, specifies that any gain/loss on final disposition of the shares issued is for the Company’s account. Any ultimate gain is to be applied to further loan repayments or settling of derivative contracts. As at December 31, 2003, SBL had 2,099,734 common shares issued in relation to the Agreement on which there exists an unrealized gain of approximately $4,000,000.

Principal payments due on the bank loan are as follows:

2004	$1,030,000
2005	4,400,000
2006	2,058,000

$7,488,000

Convertible notes

The Company has issued convertible notes under various note indentures. Upon issuance of the notes, the net proceeds received were allocated between the liability and equity components of the notes. The liability component represented the present value of the notes discounted using the interest rate that would have been applicable to non-convertible debt. The equity component represented the present value of the interest payments, which the Company could settle through the issuance of cash or shares, discounted at the same rate as the liability component (the interest component) and the right of the holders to convert the principal of the debt into common shares, determined as the residual amount at the date of issuance of the notes. Over the term of the notes the liability and the interest components were accreted to their face value. As at December 31, 2002, the Company had the following convertible notes outstanding, which during 2003 were converted into common shares:

(a)	Notes with an aggregate principal amount of $11,200,000 which were scheduled to mature on September 25, 2005, which bore interest at 4% per annum and which were convertible into common shares of the Company at the option the holder. The agreed upon conversion price of the notes was equal to the lower of US$2.25 per common share or 95% of the current market price of the common shares on the date immediately prior to the conversion.

(b)	A note with a principal amount of $2,200,000 which matured on September 30, 2003, bore interest at 5% per annum was convertible into common shares of the Company at the option of the holder. The agreed upon conversion price of the notes was equal 95% of the current market price of the common shares on the date of the conversion.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL
	2003	2002

Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
135,403,523 Common Shares (2002 – 91,722,278)	$171,994,591	$127,012,205

Warrants

As at December 31, 2003, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Range of Exercise Price – Cdn. $	Number of Shares	Weighted Average Remaining Contractual Life (Years)

$1.60 to $2.28	4,662,194	1.33
$2.29 to $3.34	2,076,899	1.16
$3.35 to $4.69	13,303,679	1.70

	20,042,772

During the year, the Company extended by one year the terms of certain Common Share purchase warrants, previously issued as part of debt financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $592,177 was made directly against retained earnings, and contributed surplus was increased by the same amount.

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

The following table is a summary of the status of stock options outstanding at December 31, 2003:

	Outstanding and Exercisable Options

Range of Exercise Price – Cdn. $	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price – Cdn$

$0.85 to $1.00	1,672,500	3.01	0.99
$1.41 to $1.75	1,971,000	5.53	1.57
$2.00 to $3.00	5,322,500	6.65	2.42

	8,966,000

A summary of the status of the stock option plan as at December 31, 2003, 2002 and 2001 and changes during each year ended on those dates follows:

	2003		2002		2001

	Number of Shares	Weighted Average Exercise Price – Cdn$	Number of Shares	Weighted Average Exercise Price – Cdn$	Number of Shares	Weighted Average Exercise Price – Cdn$

Outstanding and exercisable, beginning of year	6,952,500	$1.76	7,707,000	$1.70	6,315,292	$1.52
Granted – Employees	2,248,500	2.56	350,000	2.28	1,815,000	2.24
Granted – Non Employees	250,000	2.12	—	—	—	—
Exercised	(270,000)	1.64	(1,104,500)	1.46	(340,000)	1.38
Cancelled	(215,000)	1.85	—	—	(83,292)	1.40

Outstanding and exercisable, end of year	8,966,000	$1.97	6,952,500	$1.76	7,707,000	$1.70

Weighted average fair value of options granted during the year – Cdn $		$1.92		$1.16		$1.17

Supplemental information for stock-based compensation

Effective January 1, 2002, in accordance with CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, pro forma information regarding net loss and net loss per share is to be determined and disclosed as if the Company had accounted for its employees’ stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.04% (2002 – 4.22%), dividend yield of nil (2002 – nil), volatility factor of 108% (2002 – 75%), and a weighted-average expected life of the options of 3.95 years (2002 – 3.75 years).

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Supplemental information for stock-based compensation (continued)

The following table presents the net loss and net loss per share for the two years ended December 31, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

	2003	2002

		(Restated – Note 3)
Net Loss	$(61,486,502)	$(36,134,279)
Incremental compensation expense	$(2,696,968)	$(259,187)

Pro forma net loss	$(64,183,470)	$(36,393,466)

Pro forma basic loss per share	$(0.54)	$(0.43)

Financing Transactions

Fiscal 2003 Activities

On March 5, 2003, the Company completed a private placement of 2,562,500 special warrants at a price of Cdn. $1.60 per special warrant for aggregate proceeds of $2.8 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until March 5, 2005 at a price of Cdn. $2.00 per share. The special warrants were deemed to have been exercised in accordance with their terms on July 6, 2003.

On March 14, 2003, the Company arranged a $3.0 million debt financing which closed in three tranches on March 14, 2003 ($1.5 million), May 2, 2003 ($1.0 million) and May 15, 2003 ($0.5 million). Under the terms of the transaction, the Company issued $3.0 million principal amount of non-interest bearing promissory notes due August 11, 2003, September 29, 2003 and October 12, 2003, respectively, common share purchase warrants exerciseable for 300,000 Common Shares until May 2, 2005 at an exercise price of U.S.$1.32 per share and common share purchase warrants exerciseable for 150,000 Common Shares until May 15, 2005 at an exercise price of U.S.$1.27 per share. The notes were subsequently exchanged for convertible notes due August 27, 2005. The convertible notes are non-interest bearing until the occurrence of an event of default (after which they bear interest at the rate of 4% per annum) and are convertible at the option of the holder into a specified number of Common Shares. The Company also issued common share purchase warrants exerciseable for 150,000 Common Shares until August 27, 2005 at an exercise price of U.S.$3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2003 Activities (continued)

On May 9, 2003, the Company completed a private placement of 2,400,000 special warrants at a price of Cdn. $1.25 per special warrant for aggregate proceeds of $2.1 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until May 9, 2005 at a price of Cdn. $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on September 10, 2003.

On June 20, 2003, the Company completed a private placement of 5,500,000 special warrants at a price of Cdn. $1.25 per special warrant for aggregate proceeds of $5.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until June 20, 2005 at a price of Cdn. $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on October 21, 2003.

On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of $10.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share per special warrant. The special warrants were deemed to have been exercised in accordance with their terms on September 16, 2003. As part of the transaction, the Company also issued common share purchase warrants to acquire 2,272,727 Common Shares. Each whole purchase warrant is exerciseable for one Common Share until September 16, 2006 at a price of U.S.$2.75 per share.

On September 8, 2003, the Company issued 12,800,000 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of $28.2 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one warrant. Each whole warrant is exerciseable for one Common Share until September 8, 2006 at a price of U.S.$2.75 per share. Subsequent to the year end, all of the special warrants were deemed to have been exercised in accordance with their terms on January 9, 2004.

Fiscal 2002 Activities

On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of Cdn. $3.02 for aggregate net proceeds of $99,887. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of Cdn. $2.15 for aggregate net proceeds of $2,815,696, net of issuance expenses of $211,900. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2001 Activities

On December 24, 2001, the Company issued 3,111,111 special warrants under a private placement financing at a price of Cdn. $2.25 for aggregate net proceeds of $4,323,000, net of issuance expenses of $86,950. Each unit consisted of one Common Share, and one Common Share purchase warrant. Each common share purchase warrant entitled the holder to acquire from the Company, for a period of two years, at a price of Cdn. $3.00 per warrant, one additional common share. During 2003, all of these common share purchase warrants were exercised.

Loss per common share

The following table outlines the calculation of the basic loss per common share:

	2003	2002	2001

		(Restated - Note 3)

Numerator for basic loss per common share:
Loss from continuing operations attributable to common shareholders	$(58,517,414)	$(33,742,061)	$(22,370,571)
Benefit conferred to warrant holders	(592,177)	—	—

Loss from continuing operations attributable to common shareholders	$(59,109,591)	$(33,742,061)	$(22,370,571)

Denominator for basic loss per common share - adjusted weighted average number of shares outstanding	118,309,198	84,441,287	69,117,738

Shareholder Rights Plan

Effective March 10, 1997 (the “Record Date”), the Company adopted a shareholder rights plan (the “Plan”). The rights issued under the Plan will expire at the close of the Company’s annual meeting in 2007 (the “Expiration Time”), unless earlier redeemed or exchanged by the Company. The Plan was re-ratified by the shareholders at the Company’s 2003 annual meeting.

Pursuant to the Plan, the Board of Director’s declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Shareholder Rights Plan (continued)

In order to constitute a “Permitted Bid”, an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

10.	RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a)	Paid or accrued consulting and management fees of $1,892,080 (2002 – $387,999; 2001 – $432,793) to directors and an officer of the Company and companies related to directors and an officer of the Company.

b)	Paid or accrued legal fees of $3,125,471 (2002- $8,428,026; 2001 – $2,314,774) to law firms, partners of whom are directors of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

11.	INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 36.7% (2002 – 40.1%; 2001 – 44.5%) to loss before income taxes as follows:
	2003	2002	2001

		(Restated – Note 3)
Loss before income taxes	$(61,486,502)	$(36,134,279)	$(27,659,087)

Expected income taxes recoverable	$(22,565,546)	$(14,489,846)	$(12,308,294)
Difference in foreign tax rates	460,582	648,525	3,335,621
Non-recognition of benefit of losses	22,104,964	13,841,321	8,972,673

Actual income taxes	$—	$—	$—

The Company has certain source related deductions and losses which are available to be offset against future income taxes. The benefits of these deductions and losses are not reflected in these financial statements, as they are not more likely than not to be realized.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

12.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2003	2002	2001

Cash paid during the year for interest	$702,852	$771,341	$1,233,621

Cash paid during the year for income taxes	$—	$—	$—

Significant non-cash transactions for the year ended December 31, 2003 included:

i)	The Company issued 40,080 common shares, with a value of $57,000, for directors’ fees.

ii)	The Company issued 229,283 common shares, with a value of $542,766, for the El Callao mineral property dispute settlement.

iii)	The Company issued 350,000 common shares, with a value of $650,590, for financial advisory fees.

iv)	The Company issued 61,695 common shares, with a value of $109,705, for finders fee.

v)	The Company issued 2,348,184 common shares, with a value of $2,114,811, for loan payments and bank fees.

vi)	The Company issued 1,281,124 common shares, with a value of $2,179,579, for legal fees.

vii)	The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $16,444,612.

viii)	The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $14,365,200.

ix)	The Company applied $1,424,439 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

Significant non-cash transactions for the year ended December 31, 2002 included:

i)	The Company issued 42,612 common shares, with a value of $71,011, for directors’ fees.

ii)	The Company issued 282,554 common shares, with a value of $554,402, for a mineral property payment.

iii)	The Company issued 677,711 common shares, with a value of $1,097,350, for a loan payment.

iv)	The Company issued 35,430 common shares, with a value of $50,339, for a finders fee.

v)	The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $11,082,411.

vi)	The Company applied $788,196 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

12.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Significant non-cash transactions for the year ended December 31, 2001 included:

	i)	The Company issued 65,466 common shares, with a value of $67,958, for directors’ fees.

ii)	The Company issued 1,200,000 common shares, with a value of $1,513,170, for legal fees.

iii)	The Company issued 3,987,535 common shares, with a value of $3,347,838, to acquire El Callao Mining Corp.

iv)	The Company issued 1,035,689 common shares with a value of $1,644,745 for property payment in connection with Las Cristinas.

v)	The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $2,463,798.

vi)	The Company applied $609,647 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

vii)	The Company issued 4,701,615 common shares, with a value of $8,496,272, for loan payment.

viii)	The Company issued 67,059 common shares, with a value of $57,973, for broker fees.

13.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector. Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Uruguay and Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative loss and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

13.	SEGMENTED INFORMATION (continued)

	Corporate	Bolivar/ Albino	El Callao	Cristinas	Discontinued Operations	Intersegment Eliminations	Total

2003
Mining revenue	$—	$9,412,553	$1,916,854	$—	$—	$—	$11,329,407
Mining revenue – intersegment	$—	$2,821,291	$—	$—	$—	$(2,821,291)	$—
Operating costs	$—	$(9,396,466)	$(2,386,719)	$—	$—	$—	$(11,783,185)
Operating costs – intersegment	$—	$—	$(2,821,291)	$—	$—	$2,821,291	$—
Interest and other income	$176,187	$19,805	$—	$—	$—	$—	$195,992
Interest expense	$(526,932)	$(379,402)	$(156)	$—	$—	$—	$(906,490)
Depletion and amortization	$(276,722)	$(2,920,688)	$(133,840)	$—	$—	$—	$(3,331,250)
Write-down of mineral properties	$(3,181,171)	$—	$(14,325,166)	$—	$—	$—	$(17,506,337)
Segment profit/(loss)	$(54,655,200)	$(436,375)	$(3,425,839)	$—	$(2,969,088)	$—	$(61,486,502)
Segment assets	$34,063,016	$27,273,441	$156,807	$72,780,264	$—	$—	$134,273,528
Capital expenditures	$53,503	$1,476,173	$246,181	$7,256,568	$—	$—	$9,032,425

2002 (Restated – Note 3)
Mining revenue	$—	$1,607,541	$6,915,863	$—	$—	$—	$8,523,404
Mining revenue – intersegment	$—	$7,496,646	$—	$—	$—	$(7,496,646)	$—
Operating costs	$—	$(7,111,510)	$(2,611,126)	$—	$—	$—	$(9,722,636)
Operating costs – intersegment	$—	$—	$(7,496,646)	$—	$—	$7,496,646	$—
Interest and other income	$43,906	$5,700	$—	$—	$—	$—	$49,606
Interest expense	$(996,754)	$(378,256)	$—	$—	$—	$—	$(1,375,010)
Depletion and amortization	$(210,744)	$(1,462,494)	$(601,370)	$—	$—	$—	$(2,274,608)
Write-down of mineral properties	$(1,366,194)	$—	$—	$—	$—	$—	$(1,366,194)
Segment loss	$(28,628,394)	$(1,030,998)	$(4,082,669)	$—	$(2,392,218)	$—	$(36,134,279)
Segment assets	$18,294,110	$20,537,216	$11,887,472	$51,283,793	$13,454,580	$—	$115,457,171
Capital expenditures	$67,738	$2,356,954	$692,483	$23,914,404	$—	$—	$27,031,579

2001 (Restated – Note 3)
Mining revenue	$—	$4,055,716	$6,348,090	$—	$—	$—	$10,403,806
Mining revenue – intersegment	$—	$7,303,880	$—	$—	$—	$(7,303,880)	$—
Operating costs	$—	$1,148,191	$(8,751,091)	$—	$—	$—	$(7,602,900)
Operating costs – intersegment	$—	$—	$(7,303,880)	$—	$—	$7,303,880	$—
Interest and other income	$42,477	$27,130	$154	$—	$—	$—	$69,761
Interest expense	$(206,710)	$(433,300)		$—	$—	$—	$(640,010)
Depletion and amortization	$(306,495)	$(1,677,048)	$(607,849)	$—	$—	$—	$(2,591,392)
Write-down of mineral properties	$(12,085,860)	$(4,165,294)	$—	$—	$—	$—	$(16,251,154)
Segment loss	$(17,514,193)	$(2,320,929)	$(2,535,449)	$—	$(5,288,516)	$—	$(27,659,087)
Segment assets	$26,642,250	$20,465,905	$11,806,473	$26,028,567	$19,903,975	$—	$104,847,170
Capital expenditures	$557,563	$2,793,494	$658,367	$2,250,947	$—	$—	$6,260,371

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

13.	SEGMENTED INFORMATION (continued)

Geographic information:

	Mining Revenue			Property, Plant and Equipment

	2003	2002	2001	2003	2002	2001

		(Restated – Note 3)	(Restated – Note 3)			(Restated – Note 3)
Venezuela	$11,329,407	$8 ,523,404	$10,403,806	$102,195,069	$90,448,868	$63,914,602
Discontinued
operations	—	—	—	—	7,203,492	11,755,114
Brazil	—	—	—	—	—	1,014,934

Total Foreign	11,329,407	8,523,404	10,403,806	102,195,069	97,652,360	76,684,650
Canada	—	—	—	$79,194	$37,395	$333,775

Total	$11,329,407	$8,523,404	$10,403,806	$102,274,263	$97,689,755	$77,018,425

14.	DISCONTINUED OPERATIONS

On October 27, 2003, the Company closed a purchase and sale agreement (the “Agreement”) with Uruguayan Mineral Explorations Inc. (“UME”) for the sale of the Company’s Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME will pay the Company cash consideration of $2,000,000 payable in two equal installments and will transfer to the Company, two exploration drills with a combined estimated value of $600,000. The first payment of $1,000,000 is due six months after the closing date of the transaction and the second $1,000,000 payment will be due 12 months after the closing date.

The Company incurred a net loss on the disposal of the Uruguayan mining operations of $0.9 million. This loss has been reflected in the statement of operations as a component of the Loss From Discontinued Operations. As a condition of the closing of the transaction, UME agreed to retire in full the outstanding commodity derivative contracts associated with the Uruguayan mining operations. As a result, an additional $2.85 million liability obligation which represented the fair value of the outstanding forward contracts and swap agreement associated with the Uruguayan mining operations was assumed by UME.

During the nine month period ended September 30, 2003 and for each of the years in the two year period ended December 31, 2002, the Company’s Uruguayan operations earned revenue of $13,376,833, $21,019,777 and $19,485,929, respectively, and incurred net losses of $2,969,088, $2,392,218 and $5,288,516, respectively.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

15.	COMMITMENTS AND CONTINGENCIES

Call Agreement

The Company structured the following transaction to protect the interest of the Company’s shareholders in the event that third parties sought to gain control of the Company in a transaction which was not supported by the Company’s directors.

The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. (“Ventures”), whose common shares are owned by two directors who are also officers of the Company, effectively on behalf of the Company’s shareholders (the “Call Agreement”). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Inversora Mael C.A. (“Mael”). The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures’ acquisition of any interest directly or indirectly in Mael. The Ventures’ shares were issued to the Company’s directors for nominal cash consideration of Cdn. $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company’s option, all of the shares of Ventures at any time at a purchase price equal to the shareholders’ cost of those shares, which cost, as noted, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is $30,000,000, which was subsequently renegotiated by Red Glove A. V. V. (“Red Glove”) and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. As at December 31, 2003, there are no future commitments existing.

It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. (“Stay”) from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm’s length from the Company and Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ultimate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. Management believes that at all times, the Company’s and Ventures’ relationship with Red Glove have been conducted at terms no less advantageous than had they been conducted directly with an unrelated third party.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

15.	COMMITMENTS AND CONTINGENCIES (continued)

Call Agreement (continued)

The cost of acquiring the shares of Stay was initially $30,000,000, of which the Company paid $6,500,000 as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm’s length negotiation, agreed to reduce the remaining portion of the purchase price from $23,500,000 to $10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company continuing with the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial $6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm’s length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2003, 4,000,000 of the warrants had expired and 1,000,000 were exercised during 2003. During 1999 and 2000, the $10,000,000 was fully paid through the Company’s issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of $250,000. The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of $9,837,534. The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds $10,000,000. These payments have been capitalized as part of the Las Cristinas property cost.

The Call Agreement contains a call right which is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such person acquires 20% or more of the Company’s outstanding voting shares without the approval of the Company’s Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures’ shareholders. There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions.Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company’s shareholders, was designed to give adequate time for the Company’s shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company’s directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

15.	COMMITMENTS AND CONTINGENCIES (continued)

Commodity derivative contracts

At December 31, 2003, the Company had fixed forward contracts outstanding as follows:

	2004	2005	2006

Ounces	43,430	42,430	39,996
Average price (US$ per oz.)	$300	$305	$310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2003, the Company had written call options outstanding as follows:
	2004	2005	2006

Ounces	127,237	94,932	2,000
Average price (US$ per oz.)	$298	$309	$348

Gold production for the years ended December 31, 2003 and 2002 was 76,973 and 94,623 ounces, respectively.
A summary of the cost to settle these contracts, based on a spot price of gold of $US 415 per once as at December 31, 2003, is as follow:

2004 –	$20,210,104

2005 –	15,672,134

2006 –	4,825,874

$40,708,112

This obligation will vary with the actual price of gold on the settlement date. The cash cost of the financial settlement will be reduced by the actual settlement of gold that the Company is able to utilize to settle these contracts.

Fair value of financial instruments

Fair values of financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the captions deferred credit and deferred charge.

For the year ended December 31, 2003, the Company recorded an unrealized loss of $13,808,154 (2002 – $21,879,691; 2001 – $2,677,540) in marking its portfolio of written call options and fixed forward contracts to market. These losses are included in non-hedge derivative loss in the Statement of Operations.

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value for long-term debt approximates fair value primarily due to the floating rate nature of the debt instrument.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of six years. Total rent expense charged to operations under these agreements was $124,224 (2002 – $112,042; 2001 – $72,621).

Minimum lease payments under operating leases in effect through 2008 are as follows:

2004	$157,860
2005	160,950
2006	153,210
2007	122,260
2008	106,780

$701,060

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

15.	COMMITMENTS AND CONTINGENCIES (continued)

Las Cristinas Properties

The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 6). The rights to develop the Las Cristinas deposits have been subject to various legal proceedings. Crystallex cannot predict the outcome of the various legal actions and cannot provide assurance that any legal challenge by the third parties will not impact its right to develop the deposits granted by the CVG pursuant to the agreement.

The agreement does not transfer any property ownership rights to Crystallex (Note 6) and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

a.	make all investment and complete all works necessary to exploit the mineral resources,

b.	present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

c.	present to the CVG for approval, life of mine, annual production plans and annual production commitments,

d.	commence production of the mining project by May 2004; such start may be extended in the event permitting delays are encountered,

e.	pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

f.	provide for certain social programs and for the employment, training and technical assistance to small miners,

g.	supply performance bonds related to the development and environmental obligations,

h.	bear all costs relating to a technical liaison office to be created by the CVG.

The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed timeframe and subsequent to the year end, the CVG approved the feasibility study.

Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources, requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement, which could lead to a default under the agreement.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

16.	RISK MANAGEMENT

Currency risk

The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company’s Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company’s ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

Credit and market risk

The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, securities and fixed forward contracts and option contracts for metals.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as large amounts of its accounts receivable are primarily concentrated amongst a small number of customers in Venezuela. These receivables are primarily with government banks in Venezuela and one international bank. The Company does not anticipate any losses for non-performance on these receivables. As at December 31, 2003, one customer accounted for all trade accounts receivable.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

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CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements December 31, 2003, 2002 and 2001 (Expressed in United States dollars – See Note 2)

16.	RISK MANAGEMENT (continued)

Title risk

Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give an assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

17.	EVENTS SUBSEQUENT TO DECEMBER 31, 2003

Engineering Procurement Construction Management Contract

On March 25, 2004, following completion of a competitive bidding process, the Company entered into an Engineering Procurement Construction Management (“EPCM”) contract with SNC-Lavalin Engineers & Constructors Inc. (“SNCL”) relating to the development of the Las Cristinas project. The Company expects to pay SNCL approximately $21.5 million for its services under the EPCM contract.

Public Equity Offering

On April 5, 2004, the Company completed a Cdn. $100 million public equity offering whereby 25,000,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in U.S. dollars, after considering the underwriters’ fee, amounted to $71,694,731. The Company estimates that additional expenditures related to this offering will amount to approximately $400,000.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation (Registrant)

Date December 8, 2004	By /s/ Daniel R. Ross
Daniel R. Ross, Executive Vice President and Corporate Counsel